04048714

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
OCT 29 2004
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Aegis Asset Backed Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0001174819
(Registrant CIK Number)

Form 8-K for October 27, 2004 SER 2004-5
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-118695
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
OCT 29 2004
THOMSON
FINANCIAL

120216 Aegis 2004-5
Form SE

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 27, 2004.

AEGIS ASSET BACKED SECURITIES CORPORATION

By: ______________________

Name: Stuart D. Marvin

Title: Executive Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

AEGIS ASSET BACKED SECURITIES TRUST

Mortgage Pass-Through Certificates, Series 2004-5

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

New Issue Computational Materials

(Part I of II)

$[827,050,000] (Approximate)

Aegis Asset Backed Securities Trust
Mortgage Pass-Through Certificates, Series 2004-5

Aegis Asset Backed Securities Corporation
Depositor

Aegis
MORTGAGECORPORATION

Aegis Mortgage Corporation
Seller

October 18, 2004
(Revised on October 22, 2004)

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Aegis MORTGAGECORPORATION

$[827,050,000] (Approximate)

Characteristics of the Certificates (a), (b), (c), (g)

Offered Certificates	Original Certificate Balance	Coupon	Avg Life To Call (years)	Principal Lockout/ Window (months)	Final Scheduled Maturity Date	Initial Credit Support	Expected Ratings (Moody's/S&P)
IA1	$199,836,000	(d)(e)	1.01	0 – 26	10/25/13	19.05%	Aaa/AAA
IA2	78,423,000	(d)(e)	3.03	25 – 30	3/25/31	19.05%	Aaa/AAA
IA3	65,779,000	(d)(e)	6.49	54 – 36	12/25/34	19.05%	Aaa/AAA
IIA	344,037,000	(d)(e)	2.49	0 – 90	12/25/34	19.05%	Aaa/AAA (g)
M1	53,975,000	(d)(e)	5.06	39 – 51	12/25/34	12.70%	Aa2/AA
M2	44,625,000	(d)(e)	5.01	37 – 53	12/25/34	7.45%	A2/A
M3	11,900,000	(d)(e)	4.99	37 – 53	12/25/34	6.05%	A3/A-
B1	11,050,000	(d)(e)	4.99	37 – 53	12/25/34	4.75%	Baa1/BBB+
B2	8,925,000	(d)(e)	4.97	36 – 54	12/25/34	3.70%	Baa2/BBB
B3	8,500,000	(d)(e)	4.97	36 – 54	12/25/34	2.70%	Baa3/BBB-
B4	10,200,000	(d)(e)	4.82	36 – 54	12/25/34	1.50%	(h)

Notes:

(a) 100% Prepayment Assumption: 27% CPR for the adjustable-rate Mortgage Loans. 4.6% CPR in month 1 for the fixed-rate Mortgage Loans, building to 23% CPR by month 12; on and after month 12, 23% CPR.

(b) Transaction priced to a 10% clean-up call.

(c) The principal balance of each Class of Certificates is subject to a 5% variance.

(d) The lesser of (a) One-Month LIBOR plus the related margin and (b) the related Net Funds Cap.

(e) If the 10% clean-up call is not exercised, the margins for the Class A Certificates will double and the margins for the Class M and Class B Certificates will increase by a 1.5x multiple.

(f) The Class B4 Certificates are not offered hereby.

(g) The Class IIA Certificates will include the benefit of a 100% P&I guaranty by FGIC (as described herein).

(h) Rating Agency Contacts:
Moody's: Phoebe Yu (212) 553-3712
S&P: Kanika Bansal (212) 438-1292

Depositor: Aegis Asset Backed Securities Corporation

Seller: Aegis Mortgage Corporation

Trustee: Wachovia Bank, National Association

Master Servicer and Securities Administrator: Wells Fargo Bank, N. A

Servicer: Ocwen Federal Bank FSB ("Ocwen"). Ocwen has a subprime mortgage servicer rating of "SQ2" from Moody's Investors Service ("Moody's") and "Strong" from Standard and Poor's ("S&P").

Sub-Servicer: Aegis Mortgage Corporation or an affiliate.

Credit Risk Manager: The MurrayHill Company ("MurrayHill"). MurrayHill's primary function will be to monitor and advise the Servicer with respect to default management.

Underwriters: Co-Lead Managers: Bear, Stearns & Co. Inc., Lehman Brothers
Co-Manager: Credit Suisse First Boston, UBS Securities LLC

Swap Provider: [to be determined]

Class IIA Certificate Insurer:	Financial Guaranty Insurance Corporation
The Certificates:	The Aegis Asset Backed Securities Trust Mortgage Pass-Through Certificates, Series 2004-5 (the "Certificates"), will issue 14 classes of Certificates: The Class IA1, Class IA2, Class IA3 and Class IIA (together, the "Class A Certificates"); the Class M1, Class M2 and Class M3 Certificates (together, the "Class M Certificates"); the Class B1, Class B2, Class B3 and Class B4 Certificates (together, the "Class B Certificates"); and the Class P, Class X and Class R Certificates. The Class A Certificates are also referred to herein as the "Senior Certificates," and the Class M and Class B Certificates are referred to herein as the "Subordinate Certificates." Only the Senior Certificates and the Subordinate Certificates, other than the Class B4 Certificates, will be offered hereby (collectively, the "Offered Certificates").
Cut-off Date:	October 1, 2004
Expected Pricing Date:	On or about October [19], 2004
Closing Date:	On or about October [27], 2004
Distribution Date:	The 25th day of each month or, if the 25th day is not a business day, on the next succeeding business day, beginning in November 2004.
Delay Days:	0 days.
Day Count:	Interest will accrue on the Offered Certificates on the basis of a 360-day year and the actual number of days elapsed in each Accrual Period.
Record Date:	With respect to any Distribution Date, the business day immediately preceding such Distribution Date.
Accrual Period:	With respect to any Distribution Date, the period beginning on the immediately preceding Distribution Date (or on the Closing Date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.
Collection Period:	With respect to any Distribution Date, it is the one-month period beginning on the second day of the calendar month immediately preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.
Form of Registration:	Book-Entry form, same day funds through DTC, Clearstream and Euroclear.
Tax Status:	Each of the Offered Certificates, the Class P Certificates and the Class X Certificates will represent ownership of "regular interests" in a REMIC. The Class R Certificate will represent as the sole class of "residual interest" in each of the REMICs.
ERISA Eligibility:	The Offered Certificates are expected to be eligible for purchase by employee benefit plans or other retirement arrangements subject to ERISA or Section 4975 of the Internal Revenue Code of 1986, provided that certain conditions are satisfied (as described in the prospectus supplement).

SMMEA Treatment:	The Offered Certificates will not constitute "mortgage related securities" for purposes of SMMEA.
Mortgage Loans:	The collateral pool will consist of two groups of Mortgage Loans: Loan Group I will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by 93.65% first liens and 6.35% second liens on mortgaged properties that may or may not conform to Freddie Mac loan limits. Loan Group II will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by 93.01% first liens and 6.99% second liens on mortgaged properties that will conform to Freddie Mac loan limits. For collateral statistics please see the "Collateral Summary" herein.
Optional Termination:	The majority holders of the Class X Certificates (or the Servicer, if the Class X Certificateholders do not do so) may purchase the Mortgage Loans on any Distribution Date following the month in which the total principal balance of the Mortgage Loans declines to less than 10% of the Cut-off Date Pool Balance (the "Initial Purchase Date").
Spread Increase:	If the option to purchase the Mortgage Loans is not exercised on the Initial Purchase Date by the majority Class X Certificateholders or the Servicer, then with respect to the next following Distribution Date and each succeeding Distribution Date thereafter, the margins on the Class A Certificates will double and the margins on the Class M and Class B Certificates will increase by a 1.5x multiple.
Servicing Fee:	[50] basis points ([0.50]%) per annum on the outstanding principal balance of each Mortgage Loan as of the first day of any collection period.
Credit Risk Management Fee:	[1.5] basis points ([0.015]%) per annum on the outstanding principal balance of each Mortgage Loan as of the first day of any collection period.
Certificate Rate:	The Certificate Rate on each Class of Offered Certificates is equal to the lesser of (i) the related Pass-Through Rate and (ii) the related Net Funds Cap.
Pass-Through Rate:	With respect to the Offered Certificates, a per annum rate equal to One-Month LIBOR plus the applicable margin for each Class.

Group I Optimal Interest Remittance Amount:

The Group I Optimal Interest Remittance Amount with respect to each Distribution Date will be equal to the product of (A) (x) the weighted average of the Net Mortgage Rates of Loan Group I as of the first day of the related Collection Period (as defined herein) and adjusted for prepayments received and distributed on the prior Distribution Date divided by (y) 12 and (B) the aggregate outstanding principal balance of Loan Group I for the immediately preceding Distribution Date.

Group II Optimal Interest Remittance Amount:

The Group II Optimal Interest Remittance Amount with respect to each Distribution Date will be equal to the product of (A) (x) the weighted average of the Net Mortgage Rates of Loan Group II as of the first day of the related Collection Period (as defined herein) and adjusted for prepayments received and distributed on the prior Distribution Date divided by (y) 12 and (B) the aggregate outstanding principal balance of Loan Group II for the immediately preceding Distribution Date.

Group I Net Funds Cap:

With respect to each Distribution Date will be an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) (i) the Group I Optimal Interest Remittance Amount for such date minus (ii) any net swap payment or swap termination payment owed to the Swap Provider for such Distribution Date allocable to Loan Group I and (2) 12, and the denominator of which is the aggregate outstanding principal balance of Loan Group I for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Distribution Date.

The net swap payments allocable to the Group I Net Funds Cap will be based on an allocation percentage equal to (a) the aggregate principal balance of the Loan Group I divided by (b) the aggregate principal balance of the Mortgage Loans.

Group II Net Funds Cap: With respect to each Distribution Date will be an annual rate equal to (i)(a) a fraction, expressed as a percentage, the numerator of which is the product of (1) (i) the Group II Optimal Interest Remittance Amount for such date minus (ii) any net swap payment or swap termination payment owed to the Swap Provider for such Distribution Date allocable to Loan Group II and (2) 12, and the denominator of which is the aggregate outstanding principal balance of Loan Group II for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Distribution Date *minus* (ii) (a) so long as the Class IIA Certificates remain outstanding, a fraction, expressed as a percentage, (1) the numerator of which is the product of the Class IIA Premium Percentage and the Certificate Principal Amount of the Class IIA Certificates immediately before such Distribution Date and (2) the denominator of which is the Loan Group II balance as of the beginning of the related Collection Period plus the amount of any Principal Prepayments occurring on the first day of the preceding calendar month and (b) thereafter, zero.

The net swap payments allocable to the Group II Net Funds Cap will be based on an allocation percentage equal to (a) the aggregate principal balance of Loan Group II divided by (b) the aggregate principal balance of the Mortgage Loans.

Subordinate Net Funds Cap: With respect to each Distribution Date will equal the weighted average of the Group I Net Funds Cap and the Group II Net Funds Cap, weighted on the basis of the Pool Subordinate Amount for each Loan Group; *provided, however*, on any Distribution Date after the Class Principal Amounts of the Senior Certificates related to either Loan Groups have been reduced to zero, such weighting will be on the basis of the Loan Group balance rather than the Pool Subordinate Amount of each Loan Group.

Pool Subordinate Amount: With respect to any Distribution Date the excess of the balance for such Loan Group for the immediately preceding Distribution Date over the aggregate Class Principal Amount of the Class IA1, Class IA2 and Class IA3 Certificates (in the case of Loan Group I) or the Class Principal Amount of the Class IIA Certificates (in the case of Loan Group II), immediately prior to the related Distribution Date.

Pool Balance: As of any date of determination will be equal to the aggregate of the Scheduled Principal Balances of the Mortgage Loans as of such date.

Swap Agreement:

On the Closing Date, the Trustee will enter into a Swap Agreement with an initial notional amount of [$850,000,311]. Under the Swap Agreement, the trust shall be obligated to pay an amount equal to [2.89%] (per annum rate) on the swap notional amount to the Swap Provider and the trust will be entitled to receive an amount equal to One-Month LIBOR on the swap notional amount from the Swap Provider, on each Distribution Date, accrued during the swap accrual period, until the swap is retired. Only the net amount of the two obligations above will be paid by the appropriate party. Shown below is the aggregate swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.5x the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 1.5x the pricing speed and (2) during the respective adjustable rate period, zero.

Period	Notional Balance ($)	Period	Notional Balance ($)
1	850,000,311.50	31	83,558,992.98
2	819,587,927.50	32	80,454,459.93
3	790,002,350.80	33	77,464,915.48
4	761,193,740.80	34	74,586,100.66
5	733,117,119.40	35	71,813,914.65
6	705,732,333.00	36	69,144,408.82
7	679,003,994.00	37	56,805,546.27
8	652,901,400.10	38	54,752,901.83
9	627,398,428.90	39	52,773,711.11
10	602,473,406.80	40	50,865,364.43
11	578,108,950.90	41	49,025,344.32
12	554,316,197.20	42	47,251,222.28
13	531,502,932.20	43	45,540,655.65
14	509,630,765.60	44	43,891,384.60
15	488,660,764.50	45	42,301,229.20
16	468,555,611.20	46	40,768,086.59
17	449,279,536.30	47	39,289,928.30
18	430,798,254.40	48	37,864,797.63
19	413,078,901.80	49	36,490,807.08
20	396,089,978.00	50	35,166,135.97
21	379,801,288.70	51	33,889,028.04
22	364,183,891.50	52	32,657,789.19
23	349,210,043.80	53	31,470,785.32
24	334,853,153.10	54	30,326,440.18
25	104,860,971.50	55	29,223,233.34
26	100,967,411.30	56	28,159,698.23
27	97,218,074.23	57	27,134,420.25
28	93,607,615.36	58	26,146,034.89
29	90,130,888.27	59	25,193,226.04
30	86,782,937.82	60	24,274,714.95

Net Mortgage Rate:	For any Mortgage Loan at any time equals the Mortgage Rate thereof minus the Aggregate Expense Rate.
Aggregate Expense Rate:	For any Mortgage Loan equals the Servicing Fee
Current Interest:	The interest accrued during the related Accrual Period at the applicable Certificate Rate.
Carryforward Interest:	With respect to any Class of Class A, Class M or Class B Certificates and any Distribution Date will equal the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from the previous Distribution Date exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date and (2) interest on such amount for the related Accrual Period at the applicable Certificate Rate.

Maximum Interest Rate:

The "Maximum Interest Rate" with respect to any Distribution Date will be and annual rate equal to:

- in the case of the Class IA1, Class IA2 and Class IA3 Certificates, for each Distribution Date on or before the Distribution Date on which the Class Principal Amount of the Class IIA have been reduced to zero, an annual rate equal to (a) the product, expressed as a percentage, of (1) the amount, if any, by which the weighted average of the maximum Mortgage Rates specified in the related mortgage notes for Loan Group I exceeds the Aggregate Expense Rate and (2) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Distribution Date; *plus* (b) the product, expressed as a percentage, of (1) the amount of any Net Swap Payment owed by the Swap Counterparty for such Distribution Date allocable to Loan Group I (based on the applicable Pool Percentage) divided by the Pool Balance for Loan Group I as of the beginning of the related Collection Period and (2) a fraction, the numerator of which is 360 and the denominator of which is the actual number of days in the Accrual Period related to such Distribution Date; *minus* (c) the product, expressed as a percentage, of (1) the amount of any Net Swap Payment owed to the Swap Counterparty for such Distribution Date allocable to Loan Group I (based on the applicable Pool Percentage) divided by the Pool Balance for Loan Group I as of the beginning of the related Collection Period and (2) a fraction, the numerator of which is 360 and the denominator of which is the actual number of days in the Accrual Period related to such Distribution Date.

- in the case of the Class IIA Certificates, for each Distribution Date on or before the Distribution Date on which the Class Principal Amount of the Class IA1, IA2 and IA3 Certificates has been reduced to zero, an annual rate equal to (a) the product, expressed as a percentage, of (1) the amount, if any, by which the weighted average of the maximum Mortgage Rates specified in the related mortgage notes for Loan Group II exceeds the Aggregate Expense Rate and (2) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Distribution Date; *plus* (b) the product, expressed as a percentage, of (1) the amount of any Net Swap Payment owed by the Swap Counterparty for such Distribution Date allocable to Loan Group II (based on the applicable Pool Percentage) divided by the Pool Balance for Loan Group II as of the beginning of the related Collection Period and (2) a fraction, the numerator of which is 360 and the denominator of which is the actual number of days in the Accrual Period related to such Distribution Date; *minus* (c) the product, expressed as a percentage, of (1) the amount of any Net Swap Payment owed to the Swap Counterparty for such Distribution Date allocable to Loan Group II (based on the applicable Pool Percentage) divided by the Pool Balance for Loan Group II as of the beginning of the related Collection Period and (2) a fraction, the numerator of which is 360 and the denominator of which is the actual number of days in the Accrual Period related to such Distribution Date.

- in the case of (i) the Offered Subordinate Certificates and the Class B4 Certificates, (ii) the Class IA1, IA2 and Class IA3 Certificates, for each Distribution Date after the Distribution Date on which the Class Principal Amount of the Class IIA Certificates has been reduced to zero and (iii) the Class IIA Certificates, for each Distribution Date after the Distribution Date on which the Class Principal Amounts of the Class IA1, Class IA2 and Class IA3 Certificates have been reduced to zero, an annual rate equal to (a) the Subordinate Net Funds Cap for such Distribution Date if (x) the Group I Net Funds Cap were computed by reference to the weighted average of the excess of the maximum lifetime Mortgage Rates specified in the related mortgage notes for Loan Group I over the Aggregate Expense Rate and (y) the Group II Net Funds Cap were computed by reference to the weighted average of the excess of the maximum lifetime Mortgage Rates specified in the related mortgage notes for Loan Group II over the Aggregate Expense Rate plus (b) the product, expressed as a percentage, of (1) the amount of any Net Swap Payment owed by the Swap Counterparty for such Distribution Date divided by Loan Group I and Loan Group II as of the beginning of the related Collection Period and (2) a fraction, the numerator of which is 360 and the denominator of which is the actual number of days in the Accrual Period related to such Distribution Date; minus

(c) the product, expressed as a percentage, of (1) the amount of any Net Swap Payment owed to the Swap Counterparty for such Distribution Date divided by Loan Group I and Loan Group II as of the beginning of the related Collection Period and (2) a fraction, the numerator of which is 360 and the denominator of which is the actual number of days in the Accrual Period related to such Distribution Date.

Basis Risk Shortfall Amount:

To the extent that (a) the amount of interest payable to a Class at its Pass-Through Rate exceeds (b) its related Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall, plus interest thereon at the applicable Pass-Through Rate until paid. Such amounts are payable to the extent of available funds, in the priorities described herein. The amount of any Basis Risk Shortfall for any Class of Offered Certificates for any Distribution Date may not exceed the amount, if any, by which (x) the amount payable at the applicable Maximum Interest Rate exceeds (y) the amount payable at the applicable Net Funds Cap.

Credit Enhancement:

For each class of Offered Certificates, credit enhancement will consist of the following:

(1) Excess Interest (excluding Net Swap Payments received from the Swap Provider)

(2) Any Net Swap Payments received from the Swap Provider

(3) Overcollateralization (initially, approximately [1.50]%)

(4) Subordination

   a. Class A Certificates from the Class M1, Class M2, Class M3, Class B1, Class B2, Class B3 and Class B4 Certificates
   b. Class M1 Certificates from the Class M2, Class M3, Class B1, Class B2, Class B3 and Class B4 Certificates
   c. Class M2 Certificates from the Class M3, Class B1, Class B2, Class B3 and Class B4 Certificates
   d. Class M3 Certificates from the Class B1, Class B2, Class B3 and Class B4 Certificates
   e. Class B1 Certificates from the Class B2, Class B3 and Class B4 Certificates
   f. Class B2 Certificates from the Class B3 and Class B4 Certificates
   g. Class B3 Certificates from the Class B4 Certificates

(5) The Class IIA Certificate Insurer Policy

FGIC will unconditionally and irrevocably guarantee (a) interest on the Class IIA Certificates at the applicable Pass-Through rate (other than prepayment interest shortfalls, Basis Risk Shortfalls or Relief Act shortfalls), (b) all losses on the Class IIA Certificates not covered by excess cashflow, Overcollateralization or subordination and (c) amounts due on the Class AII Certificates by December 25, 2034.

Overcollateralization Target:

Prior to the Stepdown Date, [1.50]% of the Cut-off Date Pool Balance. On or after the Stepdown Date, [3.00]% of the aggregate outstanding principal balance of the Mortgage Loans, subject to a floor of 0.50% of the Cut-off Date Pool Balance; *provided, however,* that if a Trigger Event has occurred on the related Distribution Date, the Overcollateralization Target will be the same as the Overcollateralization Target on the preceding Distribution Date (i.e. no stepdown will occur).

Trigger Event:

A Trigger Event will have occurred if the three-month rolling average of the 60+ Day Delinquency percentage for the three prior Collection Periods equals or exceeds [40.00%] of the Senior Enhancement Percentage or if the cumulative realized losses exceeds the following percentage of the Cut-off Date Pool Balance on the respective Distribution Date.

Distribution Date	Percentage
[37 – 48]	[3.75%]
[49 – 60]	[5.10%]
[61 – 72]	[6.00%]
[73 +]	[6.40%]

Stepdown Date:

The later to occur of the Distribution Date in November 2007, and the first Distribution Date on which the Senior Enhancement Percentage has increased to not less than [38.10]%.

Interest Priority of Payments:

On each Distribution Date, the interest received or advanced will be distributed in the following order of priority, in each case, to the extent of funds remaining:

(1) To pay the Servicing Fee;
(2) To the Supplemental Interest Trust any Net Swap Payment for such Distribution Date and any swap termination amount payable to the Swap Provider;
(3) To pay the premium due the Class IIA Certificate Insurer;
(4) To pay Current Interest and Carryforward Interest to the Class A Certificates. With respect to Loan Group I, to Class IA1, IA2 and IA3 Certificates, pro rata; with respect to Loan Group II, to the Class IIA Certificates;
(5) Reimbursement to the Class IIA Certificate Insurer of amounts due under the Policy;
(6) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, B1, B2, B3 and B4, sequentially;
(7) To pay the Credit Risk Management Fee;
(8) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Pooling and Servicing Agreement;
(9) To pay the holders of the Offered Certificates in respect of principal (in the order of priority as described herein under "Principal Priority of Payments"), to maintain the Overcollateralization Target;
(10) To pay, sequentially, to Classes A (pro rata), M1, M2, M3, B1, B2, B3 and B4, any Basis Risk Shortfalls and Unpaid Basis Risk Shortfalls;
(11) To pay, sequentially, to Classes M1, M2, M3, B1, B2, B3 and B4 the amount of any allocated Realized Losses remaining unpaid; and
(12) Any interest or principal remaining, to pay remaining amounts to the holders of the Class X Certificates.

Principal Priority of Payments:

On each Distribution Date, the principal received or advanced will be deposited to the Supplemental Interest Trust to the extent of any swap termination payment due and remaining unpaid (after application of interest received or advanced for this purpose on such Distribution Date) and then in the following order of priority, in each case, to the extent of funds remaining:

Prior to the Stepdown Date, or if a Trigger Event is in effect, the Class A Certificates (as described in the Class A Principal Priority of Payments) will receive the principal collected on the related Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target until the aggregate Certificate Principal Balances of the Class A Certificates has been reduced to zero. Prior to the Stepdown Date, principal will be paid to the Subordinate Certificates sequentially, provided, however that the Subordinate Certificates will not receive any principal payments until the Stepdown Date, unless the Class A Certificates are paid in full.

On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates (as described in the Class A Principal Priority of Payments) will be an amount such that the Class A Certificates will maintain a 61.90% Credit Enhancement Percentage (based on 2x the Class A Initial Target Credit Enhancement Percentage).

On or after the Stepdown Date, if no Trigger Event is in effect, principal will be paid on Subordinate Certificates in the following order:

(1) To the Class M1 Certificates until it reaches a 74.60% Target Credit Enhancement Percentage (based on 2x the Class M1 Initial Target Credit Enhancement Percentage);

(2) To the Class M2 Certificates until it reaches a 85.10% Target Credit Enhancement Percentage (based on 2x the Class M2 Initial Target Credit Enhancement Percentage);

(3) To the Class M3 Certificates until it reaches a 87.90% Target Credit Enhancement Percentage (based on 2x the Class M3 Initial Target Credit Enhancement Percentage);

(4) To the Class B1 Certificates, until it reaches a 90.50% Target Credit Enhancement Percentage (based on 2x the Class B1 Initial Target Credit Enhancement Percentage);

(5) To the Class B2 Certificates, until it reaches a 92.60% Target Credit Enhancement Percentage (based on 2x the Class B2 Initial Target Credit Enhancement Percentage);

(6) To the Class B3 Certificates, until it reaches a 94.60% Target Credit Enhancement Percentage (based on 2x the Class B3 Initial Target Credit Enhancement Percentage); and

(7) To the Class B4 Certificates, until it reaches a 97.00% Target Credit Enhancement Percentage (based on 2x the Class B4 Initial Target Credit Enhancement Percentage).

Any principal received or advanced remaining will be distributed alongside interest received or advanced as described in clauses (9) through and including (12) in the section "Interest Priority of Payments."

Supplemental Interest Trust:

Funds deposited into the Supplemental Interest Trust on a Distribution Date will include:

1) any Net Swap Payment for such Distribution Date and any swap termination amount payable to the Swap Provider deposited as described in clause (2) in the section "Interest Priority of Payments" above;
2) any swap termination amount payable to the Swap Provider deposited as described in the section "Principal Priority of Payments" above; and
3) any Net Swap Payment received from the Swap Provider for such Distribution Date.

Funds in the Supplemental Interest Trust will be distributed in the following priority:

(1) To the Swap Provider, any Net Swap Payment owed for such Distribution Date;

(2) To the Swap Provider, any swap termination payment;

(3) To the holders of the Class A Certificates, to pay Current Interest and Carryforward Interest, on a pro rata basis, to the extent unpaid from interest received or advanced from the Mortgage Loans as described in clause (4) in the section "Interest Priority of Payments" above;

(4) To the holders of the Subordinate Certificates, to pay Current Interest and Carryforward Interest, sequentially, to the extent unpaid from interest received or advanced from the Mortgage Loans as described in clause (6) in the section "Interest Priority of Payments" above;

(5) To the Certificateholders, to pay sequentially to Classes A (pro rata), M1, M2, M3, B1, B2, B3 and B4 any Basis Risk Shortfalls and Unpaid Basis Risk Shortfalls to the extent unpaid from interest received or advanced from the Mortgage Loans as described in clause (8) in the section "Interest Priority of Payments" above;

(6) To the Certificateholders, to pay as principal according to the section "Principal Priority of Payments" above, to Classes A (further described in the Class A Principal Priority of Payments), M1, M2, M3, B1, B2, B3 and B4 to maintain the Overcollateralization Target to the extent required after payment from interest received or advanced from the Mortgage Loans as described in clause (9) in the section "Interest Priority of Payments" above;

(7) To the Certificateholders, to pay sequentially to Classes M1, M2, M3, B1, B2, B3 and B4 the amount of any allocated Realized Losses remaining unpaid to the extent unpaid from interest received or advanced from the Mortgage Loans as described in clause (11) in the section "Interest Priority of Payments" above;

(8) To the holders of the Class X Certificates, any remaining amounts.

Class A Principal Priority of Payments:

The Class A Principal Distribution Amount will be allocated concurrently, based on an allocation percentage equal to the percentage of principal received for the related Loan Group over the total principal received, as follows:

(a) sequentially to the IA1, IA2 and IA3 Certificates, in that order; and
(b) to the Class IIA Certificates until the respective certificate principal balance thereof is reduced to zero.

Initial Target Credit Enhancement (% of Initial Collateral Balance):

A	19.05%
M1	12.70%
M2	7.45%
M3	6.05%
B1	4.75%
B2	3.70%
B3	2.70%
B4	1.50%

Target Credit Enhancement On or After Stepdown Date (% of Current Collateral Balance):

A	38.10%
M1	25.40%
M2	14.90%
M3	12.10%
B1	9.50%
B2	7.40%
B3	5.40%
B4	3.00%

Aegis MORTGAGE CORPORATION

Net Funds Cap Schedule (1)

PERIOD	RATE (%)	EFFECTIVE RATE (2) (%)	PERIOD	RATE (%)	EFFECTIVE RATE (2) (%)
1	7.49	24.70	49	11.28	13.79
2	7.24	24.12	50	11.66	14.12
3	7.01	23.74	51	11.28	13.73
4	7.01	23.51	52	11.27	13.70
5	7.77	23.75	53	12.48	14.83
6	7.02	23.05	54	11.32	13.69
7	7.26	22.97	55	11.69	14.02
8	7.02	22.59	56	11.31	13.63
9	7.26	22.51	57	11.69	13.96
10	7.02	22.12	58	11.31	13.57
11	7.03	21.89	59	11.30	13.54
12	7.26	21.81	60	11.68	13.88
13	7.03	21.42	61	11.30	11.30
14	7.26	21.35	62	11.67	11.67
15	7.03	20.97	63	11.29	11.29
16	7.03	20.75	64	11.29	11.29
17	7.78	21.05	65	12.49	12.49
18	7.03	20.31	66	11.28	11.28
19	7.26	20.27	67	11.66	11.66
20	7.03	19.90	68	11.28	11.28
21	7.27	19.86	69	11.65	11.65
22	7.03	19.49	70	11.27	11.27
23	7.03	19.30	71	11.27	11.27
24	9.35	21.35	72	11.64	11.64
25	9.04	12.92	73	11.26	11.26
26	9.34	13.16	74	11.63	11.63
27	9.04	12.83	75	11.26	11.26
28	9.04	12.78	76	11.25	11.25
29	10.01	13.64	77	12.46	12.46
30	9.71	13.36	78	11.25	11.25
31	10.03	13.62	79	11.62	11.62
32	9.71	13.27	80	11.24	11.24
33	10.03	13.53	81	11.61	11.61
34	9.71	13.19	82	11.24	11.24
35	9.70	13.14	83	11.23	11.23
36	10.88	14.26	84	11.60	11.60
37	10.52	13.39	85	11.23	11.23
38	10.87	13.69	86	11.60	11.60
39	10.52	13.32	87	11.22	11.22
40	10.52	13.29	88	11.22	11.22
41	11.24	13.95	89	11.99	11.99
42	11.23	13.94	90	11.21	11.21
43	11.60	14.27	91	11.58	11.58
44	11.23	13.88			
45	11.60	14.20			
46	11.22	13.81			
47	11.22	13.78			
48	11.66	14.18			

(1) Assumes One-Month LIBOR and Six-Month LIBOR remain constant at 20.00%.

(2) The effective net funds cap rate ("Effective Rate") is the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) (i) the Optimal Interest Remittance Amount for such date minus (ii) any net swap payment owed to the Swap Provider for such Distribution Date plus (iii) any net swap payment paid by the Swap Provider for such Distribution Date and (2) 12, and the denominator of which is the Pool Balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Distribution Date.

Aegis MORTGAGECORPORATION

Prepayment Sensitivity Tables

Class IA1 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	13.09	2.00	1.35	**1.01**	0.80	0.66
Modified Duration	11.09	1.92	1.31	**0.99**	0.78	0.64
First Principal Payment	11/25/04	11/25/04	11/25/04	**11/25/04**	11/25/04	11/25/04
Last Principal Payment	7/25/25	2/25/09	9/25/07	**12/25/06**	6/25/06	3/25/06
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	249	52	35	**26**	20	17
Illustrative Yield (30/360) at Par	2.119%	2.119%	2.118%	**2.118%**	2.118%	2.120%

Class IA2 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	23.63	6.36	4.27	**3.03**	2.18	1.77
Modified Duration	18.10	5.85	4.02	**2.89**	2.11	1.72
First Principal Payment	7/25/25	2/25/09	9/25/07	**12/25/06**	6/25/06	3/25/06
Last Principal Payment	3/25/31	12/25/13	12/25/10	**5/25/09**	7/25/07	1/25/07
Principal Lockout (months)	248	51	34	**25**	19	16
Principal Window (months)	69	59	40	**30**	14	11
Illustrative Yield (30/360) at Par	2.273%	2.273%	2.273%	**2.272%**	2.272%	2.271%

Class IA3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	27.98	12.73	8.74	**6.49**	4.85	3.15
Modified Duration	20.02	10.78	7.76	**5.92**	4.51	2.99
First Principal Payment	3/25/31	12/25/13	12/25/10	**5/25/09**	7/25/07	1/25/07
Last Principal Payment	6/25/33	5/25/19	11/25/14	**4/25/12**	9/25/10	7/25/09
Principal Lockout (months)	316	109	73	**54**	32	26
Principal Window (months)	28	66	48	**36**	39	31
Illustrative Yield (30/360) at Par	2.468%	2.467%	2.468%	**2.467%**	2.467%	2.466%

Class IA3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	28.22	14.52	10.22	**7.66**	5.76	3.86
Modified Duration	20.13	11.94	8.83	**6.83**	5.25	3.59
First Principal Payment	3/25/31	12/25/13	12/25/10	**5/25/09**	7/25/07	1/25/07
Last Principal Payment	9/25/34	8/25/31	12/25/25	**3/25/21**	11/25/17	6/25/15
Principal Lockout (months)	316	109	73	**54**	32	26
Principal Window (months)	43	213	181	**143**	125	102
Illustrative Yield (30/360) at Par	2.471%	2.519%	2.532%	**2.539%**	2.544%	2.556%

Aegis MORTGAGECORPORATION

Prepayment Sensitivity Tables

Class IIA (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	18.41	5.02	3.40	**2.49**	1.86	1.37
Modified Duration	14.40	4.50	3.14	**2.34**	1.78	1.32
First Principal Payment	11/25/04	11/25/04	11/25/04	**11/25/04**	11/25/04	11/25/04
Last Principal Payment	6/25/33	5/25/19	11/25/14	**4/25/12**	9/25/10	7/25/09
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	344	175	121	**90**	71	57
Illustrative Yield (30/360) at Par	2.314%	2.314%	2.314%	**2.313%**	2.313%	2.313%

Class IIA (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	18.46	5.34	3.66	**2.69**	2.02	1.48
Modified Duration	14.43	4.72	3.34	**2.51**	1.91	1.42
First Principal Payment	11/25/04	11/25/04	11/25/04	**11/25/04**	11/25/04	11/25/04
Last Principal Payment	9/25/34	6/25/31	8/25/25	**11/25/20**	6/25/17	12/25/14
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	359	320	250	**193**	152	122
Illustrative Yield (30/360) at Par	2.315%	2.331%	2.336%	**2.338%**	2.339%	2.340%

Aegis MORTGAGE CORPORATION

Prepayment Sensitivity Tables

Class M1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.06	9.70	6.60	**5.06**	4.51	4.58
Modified Duration	18.73	8.37	5.94	**4.66**	4.20	4.27
First Principal Payment	4/25/26	7/25/09	12/25/07	**2/25/08**	6/25/08	11/25/08
Last Principal Payment	6/25/33	5/25/19	11/25/14	**4/25/12**	9/25/10	7/25/09
Principal Lockout (months)	257	56	37	**39**	43	48
Principal Window (months)	87	119	84	**51**	28	9
Illustrative Yield (30/360) at Par	2.591%	2.590%	2.591%	**2.590%**	2.591%	2.590%

Class M1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.18	10.51	7.26	**5.57**	4.90	5.05
Modified Duration	18.79	8.89	6.41	**5.06**	4.52	4.67
First Principal Payment	4/25/26	7/25/09	12/25/07	**2/25/08**	6/25/08	11/25/08
Last Principal Payment	7/25/34	10/25/28	8/25/22	**6/25/18**	7/25/15	7/25/13
Principal Lockout (months)	257	56	37	**39**	43	48
Principal Window (months)	100	232	177	**125**	86	57
Illustrative Yield (30/360) at Par	2.592%	2.610%	2.615%	**2.616%**	2.614%	2.619%

Class M2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.06	9.70	6.60	**5.01**	4.27	4.01
Modified Duration	17.49	8.10	5.80	**4.53**	3.93	3.71
First Principal Payment	4/25/26	7/25/09	12/25/07	**12/25/07**	2/25/08	4/25/08
Last Principal Payment	6/25/33	5/25/19	11/25/14	**4/25/12**	9/25/10	7/25/09
Principal Lockout (months)	257	56	37	**37**	39	41
Principal Window (months)	87	119	84	**53**	32	16
Illustrative Yield (30/360) at Par	3.176%	3.176%	3.176%	**3.176%**	3.175%	3.175%

Class M2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.18	10.43	7.19	**5.46**	4.62	4.29
Modified Duration	17.53	8.54	6.20	**4.87**	4.20	3.94
First Principal Payment	4/25/26	7/25/09	12/25/07	**12/25/07**	2/25/08	4/25/08
Last Principal Payment	6/25/34	3/25/27	3/25/21	**4/25/17**	8/25/14	9/25/12
Principal Lockout (months)	257	56	37	**37**	39	41
Principal Window (months)	99	213	160	**113**	79	54
Illustrative Yield (30/360) at Par	3.178%	3.207%	3.215%	**3.219%**	3.216%	3.213%

Aegis MORTGAGECORPORATION

Prepayment Sensitivity Tables

Class M3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.06	9.70	6.60	**4.99**	4.19	3.80
Modified Duration	17.12	8.02	5.76	**4.49**	3.83	3.51
First Principal Payment	4/25/26	7/25/09	12/25/07	**12/25/07**	1/25/08	3/25/08
Last Principal Payment	6/25/33	5/25/19	11/25/14	**4/25/12**	9/25/10	7/25/09
Principal Lockout (months)	257	56	37	**37**	38	40
Principal Window (months)	87	119	84	**53**	33	17
Illustrative Yield (30/360) at Par	3.361%	3.361%	3.361%	**3.361%**	3.361%	3.360%

Class M3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.17	10.33	7.10	**5.37**	4.48	4.04
Modified Duration	17.16	8.39	6.10	**4.77**	4.06	3.71
First Principal Payment	4/25/26	7/25/09	12/25/07	**12/25/07**	1/25/08	3/25/08
Last Principal Payment	4/25/34	10/25/24	3/25/19	**8/25/15**	4/25/13	8/25/11
Principal Lockout (months)	257	56	37	**37**	38	40
Principal Window (months)	97	184	136	**93**	64	42
Illustrative Yield (30/360) at Par	3.363%	3.391%	3.400%	**3.403%**	3.401%	3.398%

Class B1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.06	9.70	6.60	**4.99**	4.17	3.74
Modified Duration	16.43	7.87	5.68	**4.44**	3.78	3.43
First Principal Payment	4/25/26	7/25/09	12/25/07	**12/25/07**	1/25/08	2/25/08
Last Principal Payment	6/25/33	5/25/19	11/25/14	**4/25/12**	9/25/10	7/25/09
Principal Lockout (months)	257	56	37	**37**	38	39
Principal Window (months)	87	119	84	**53**	33	18
Illustrative Yield (30/360) at Par	3.721%	3.721%	3.721%	**3.721%**	3.721%	3.721%

Class B1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.15	10.24	7.03	**5.31**	4.41	3.94
Modified Duration	16.46	8.17	5.96	**4.67**	3.97	3.59
First Principal Payment	4/25/26	7/25/09	12/25/07	**12/25/07**	1/25/08	2/25/08
Last Principal Payment	3/25/34	10/25/23	5/25/18	**12/25/14**	10/25/12	3/25/11
Principal Lockout (months)	257	56	37	**37**	38	39
Principal Window (months)	96	172	126	**85**	58	38
Illustrative Yield (30/360) at Par	3.723%	3.753%	3.762%	**3.766%**	3.763%	3.762%

Aegis MORTGAGE CORPORATION

Prepayment Sensitivity Tables

Class B2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.06	9.70	6.60	**4.97**	4.13	3.69
Modified Duration	16.15	7.81	5.65	**4.40**	3.74	3.37
First Principal Payment	4/25/26	7/25/09	12/25/07	**11/25/07**	12/25/07	1/25/08
Last Principal Payment	6/25/33	5/25/19	11/25/14	**4/25/12**	9/25/10	7/25/09
Principal Lockout (months)	257	56	37	**36**	37	38
Principal Window (months)	87	119	84	**54**	34	19
Illustrative Yield (30/360) at Par	3.876%	3.876%	3.876%	**3.876%**	3.875%	3.876%

Class B2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.14	10.11	6.92	**5.21**	4.31	3.84
Modified Duration	16.17	8.03	5.86	**4.58**	3.87	3.50
First Principal Payment	4/25/26	7/25/09	12/25/07	**11/25/07**	12/25/07	1/25/08
Last Principal Payment	1/25/34	8/25/22	6/25/17	**3/25/14**	3/25/12	10/25/10
Principal Lockout (months)	257	56	37	**36**	37	38
Principal Window (months)	94	158	115	**77**	52	34
Illustrative Yield (30/360) at Par	3.877%	3.902%	3.910%	**3.913%**	3.910%	3.910%

Class B3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.06	9.70	6.60	**4.97**	4.13	3.66
Modified Duration	13.53	7.16	5.30	**4.19**	3.58	3.22
First Principal Payment	4/25/26	7/25/09	12/25/07	**11/25/07**	12/25/07	12/25/07
Last Principal Payment	6/25/33	5/25/19	11/25/14	**4/25/12**	9/25/10	7/25/09
Principal Lockout (months)	257	56	37	**36**	37	37
Principal Window (months)	87	119	84	**54**	34	20
Illustrative Yield (30/360) at Par	5.531%	5.530%	5.531%	**5.530%**	5.530%	5.530%

Class B3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.10	9.90	6.77	**5.09**	4.21	3.73
Modified Duration	13.54	7.26	5.39	**4.27**	3.64	3.28
First Principal Payment	4/25/26	7/25/09	12/25/07	**11/25/07**	12/25/07	12/25/07
Last Principal Payment	10/25/33	5/25/21	6/25/16	**6/25/13**	7/25/11	4/25/10
Principal Lockout (months)	257	56	37	**36**	37	37
Principal Window (months)	91	143	103	**68**	44	29
Illustrative Yield (30/360) at Par	5.532%	5.553%	5.561%	**5.564%**	5.559%	5.560%

BEAR STEARNS

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	1-month Forward LIBOR (%)	6-month Forward LIBOR (%)	Excess Spread (Static LIBOR) (%)	Excess Spread (Forward LIBOR) (%)	Period	1-month Forward LIBOR (%)	6-month Forward LIBOR (%)	Excess Spread (Static LIBOR) (%)	Excess Spread (Forward LIBOR) (%)
1	1.8900	2.1975	4.0569	4.0569	49	4.5100	4.6260	5.2352	4.7766
2	2.0725	2.2836	3.8603	3.8606	50	4.5366	4.6536	5.3124	4.8982
3	2.1847	2.3543	3.8539	3.8502	51	4.5631	4.6815	5.2348	4.7192
4	2.2593	2.4170	3.8642	3.8546	52	4.5899	4.7099	5.2345	4.6902
5	2.3137	2.4786	3.9350	3.9198	53	4.6168	4.7389	5.4677	5.1211
6	2.3655	2.5431	3.8833	3.8581	54	4.6442	4.7686	5.2337	4.7562
7	2.4269	2.6112	3.9146	3.8799	55	4.6723	4.7989	5.3114	4.8812
8	2.4917	2.6818	3.9006	3.8523	56	4.7012	4.8298	5.2335	4.6949
9	2.5580	2.7546	3.9330	3.8724	57	4.7307	4.8610	5.3129	4.8222
10	2.6267	2.8292	3.9159	3.8369	58	4.7609	4.8924	5.2356	4.6336
11	2.6977	2.9054	3.9228	3.8252	59	4.7918	4.9236	5.2366	4.6019
12	2.7713	2.9823	3.9570	3.8422	60	4.8229	4.9544	5.3163	4.8669
13	2.8473	3.0593	3.9353	3.7936	61	4.8540	4.9846	5.3589	4.4028
14	2.9242	3.1355	3.9709	3.8095	62	4.8848	5.0139	5.4454	4.5536
15	3.0015	3.2101	3.9462	3.7526	63	4.9150	5.0422	5.3583	4.3377
16	3.0784	3.2825	3.9511	3.7289	64	4.9444	5.0692	5.3581	4.3064
17	3.1538	3.3520	4.0547	3.8270	65	4.9727	5.0949	5.6183	4.8355
18	3.2270	3.4184	3.9596	3.6764	66	4.9999	5.1192	5.3575	4.3668
19	3.2975	3.4813	3.9983	3.6935	67	5.0257	5.1422	5.4440	4.5271
20	3.3648	3.5407	3.9664	3.6189	68	5.0502	5.1637	5.3569	4.3123
21	3.4284	3.5965	4.0064	3.6383	69	5.0732	5.1839	5.4434	4.4769
22	3.4884	3.6490	3.9716	3.5582	70	5.0948	5.2027	5.3563	4.2635
23	3.5449	3.6983	3.9735	3.5276	71	5.1150	5.2204	5.3578	4.2419
24	3.5975	3.7449	4.7628	5.3812	72	5.1339	5.2369	5.4486	4.5047
25	3.6468	3.7891	5.1587	4.8839	73	5.1515	5.2525	5.3663	4.3007
26	3.6933	3.8314	5.2221	4.9520	74	5.1680	5.2670	5.4571	4.4817
27	3.7370	3.8724	5.1444	4.7909	75	5.1835	5.2807	5.3753	4.2798
28	3.7786	3.9126	5.1381	4.7479	76	5.1980	5.2937	5.3800	4.2711
29	3.8188	3.9523	5.3490	5.0686	77	5.2116	5.3059	5.6423	4.8418
30	3.8577	3.9920	5.1249	4.8365	78	5.2245	5.3175	5.3897	4.3151
31	3.8963	4.0319	5.1913	4.9189	79	5.2367	5.3285	5.4803	4.5025
32	3.9350	4.0719	5.1107	4.7528	80	5.2482	5.3390	5.4000	4.3048
33	3.9741	4.1119	5.1774	4.8373	81	5.2591	5.3490	5.4905	4.4940
34	4.0134	4.1516	5.0953	4.6670	82	5.2695	5.3586	5.4109	4.2978
35	4.0531	4.1908	5.0871	4.6233	83	5.2794	5.3678	5.4166	4.2955
36	4.0931	4.2290	5.2154	5.0342	84	5.2889	5.3768	5.5070	4.5296
37	4.1324	4.2659	5.1577	4.8183	85	5.2979	5.3856	5.4285	4.3356
38	4.1708	4.3015	5.2550	4.9223	86	5.3067	5.3943	5.5188	4.5283
39	4.2080	4.3356	5.1986	4.7680	87	5.3153	5.4029	5.4410	4.3353
40	4.2437	4.3683	5.2145	4.7485	88	5.3238	5.4115	5.4475	4.3359
41	4.2777	4.3997	5.3767	5.0056	89	5.3321	5.4204	5.6211	4.7225
42	4.3102	4.4300	5.2285	4.8543	90	5.3404	5.4296	5.4611	4.3760
43	4.3413	4.4595	5.3099	4.9704	91	5.3486	5.4393	5.0615	4.5703
44	4.3713	4.4881	5.2353	4.7982					
45	4.4002	4.5162	5.3121	4.9134					
46	4.4284	4.5439	5.2354	4.7387					
47	4.4560	4.5714	5.2354	4.7096					
48	4.4831	4.5987	5.3125	4.9536					

Breakeven CDR Table

The tables below describe the Constant Default Rate ("CDR"), and the related cumulative loss on the Mortgage Loans that can be sustained without the referenced Class incurring a writedown. Calculations are run to maturity at both static and forward LIBOR. Other assumptions incorporated include the following: (1) 100% of the Prepayment Assumption, (2) [40%] loss severity, (3) 12-month lag from default to loss, (4) triggers fail (i.e., no stepdown).

	Static LIBOR		Forward LIBOR	
	CDR Break	**Cumulative Loss**	**CDR Break**	**Cumulative Loss**
Class M1	23.70%	18.92%	23.14%	18.67%
Class M2	16.07%	14.69%	15.32%	14.23%
Class M3	14.30%	13.52%	13.52%	13.01%
Class B1	12.72%	12.42%	11.90%	11.84%
Class B2	11.44%	11.46%	10.61%	10.85%
Class B3	10.15%	10.45%	9.39%	9.85%

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

New Issue Computational Materials

(Part II of II)

$[827,050,000] (Approximate)

Aegis Asset Backed Securities Trust
Mortgage Pass-Through Certificates, Series 2004-5

Aegis Asset Backed Securities Corporation
Depositor

Aegis
MORTGAGECORPORATION

Aegis Mortgage Corporation
Seller

October 18, 2004
(Revised on October 22, 2004)

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Aegis MORTGAGE CORPORATION

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Aggregate Summary

Total Number of Loans	6,912	**Geographic Distribution**	
Total Outstanding Loan Balance	$850,000,311.46	(Other states account individually for less than 5.00% of the Cut-off Date aggregate principal balance)	
Average Outstanding Loan Balance	$122,974.58		
Fixed Rate Loans	21.37%		
Adjustable-Rate Loans	78.63%	California - South	10.15%
Prepayment Penalty Coverage	72.37%	New York	6.74%
WA Coupon	7.748%	Ohio	6.25%
WA Margin*	6.426%	Texas	5.87%
WA Initial Periodic Cap*	2.971%		
WA Periodic Cap*	1.000%		
WA Maximum Rate*	13.553%		
WA Minimum Rate*	7.553%	**Largest Zip Code Concentration**	
WA Original Term (mo.)	348	Zip Code (City)	
WA Remaining Term (mo.)	347	89123 (Las Vegas, NV)	0.34%
WA Original LTV	80.00%		
WA FICO	620	**Occupancy Status**	
WA DTI	40.72%	Owner Occupied	96.19%
First Lien Position	93.33%	Non-Owner Occupied	2.86%
Second Lien Position	6.67%	Vacation	0.95%
Product Type		**Loan Purpose**	
2/28 ARM	62.39%	Purchase	31.28%
2/28 Interest Only ARM	10.62%	Cash Out Refinance	66.80%
3/27 ARM	5.12%	Rate/Term Refinance	1.92%
3/27 Interest Only ARM	0.48%		
5/25 ARM	0.03%		
Balloon - Fixed	0.79%		
Balloon - Interest Only Fixed	0.07%		
Fixed	20.38%		
Fixed - Interest Only	0.13%		
Prepayment Penalty (years)			
None	27.63%		
1.0	6.68%		
2.0	48.24%		
2.5	0.13%		
3.0	17.30%		
5.0	0.01%		

* Adjustable-Rate Loans Only

Aggregate Scheduled Principal Balances

RANGE OF PRINCIPAL BALANCES($)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
0.01 - 50,000.00	1,570	$50,067,110.20	5.89%	617	91.96%	10.580%
50,000.01 - 100,000.00	1,996	150,120,090.57	17.66	612	79.98	8.517
100,000.01 - 150,000.00	1,325	162,939,662.55	19.17	617	79.21	7.811
150,000.01 - 200,000.00	852	147,528,482.02	17.36	617	78.39	7.425
200,000.01 - 250,000.00	503	112,068,058.17	13.18	623	78.59	7.146
250,000.01 - 300,000.00	277	75,758,063.49	8.91	627	79.06	7.160
300,000.01 - 350,000.00	168	53,997,560.82	6.35	626	81.31	7.164
350,000.01 - 400,000.00	96	35,848,949.85	4.22	637	81.78	6.852
400,000.01 - 450,000.00	50	21,188,105.31	2.49	627	79.61	7.113
450,000.01 - 500,000.00	36	17,207,552.65	2.02	651	79.14	6.950
500,000.01 - 550,000.00	18	9,530,716.24	1.12	617	77.44	7.086
550,000.01 - 600,000.00	7	4,051,269.81	0.48	602	76.80	6.997
600,000.01 - 650,000.00	4	2,544,978.37	0.30	620	75.89	7.243
650,000.01 - 700,000.00	6	4,133,241.72	0.49	631	71.81	6.692
700,000.01 - 750,000.00	3	2,177,454.43	0.26	608	74.92	6.686
750,000.01+	1	839,015.26	0.10	570	59.97	7.816
Total:	**6,912**	**$850,000,311.46**	**100.00%**	**620**	**80.00%**	**7.748%**

Minimum:	$13,671.10
Maximum:	$839,015.26
Average:	$122,974.58

Aegis
MORTGAGECORPORATION

Aggregate Mortgage Rates

RANGE OF MORTGAGE RATES (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
4.001 - 4.500	2	$615,188.82	0.07%	691	78.99%	4.500%
4.501 - 5.000	25	5,253,052.64	0.62	691	72.95	4.972
5.001 - 5.500	119	24,295,914.87	2.86	673	73.10	5.274
5.501 - 6.000	347	67,636,218.96	7.96	663	77.29	5.835
6.001 - 6.500	535	97,737,815.94	11.50	650	77.42	6.305
6.501 - 7.000	925	159,217,046.63	18.73	637	77.98	6.793
7.001 - 7.500	653	99,596,312.44	11.72	622	79.16	7.278
7.501 - 8.000	765	108,529,425.49	12.77	608	79.22	7.783
8.001 - 8.500	475	62,511,363.38	7.35	599	80.26	8.269
8.501 - 9.000	484	59,998,136.50	7.06	576	79.16	8.780
9.001 - 9.500	312	32,111,981.91	3.78	573	80.85	9.273
9.501 - 10.000	478	37,995,761.03	4.47	595	86.17	9.831
10.001 - 10.500	541	31,220,042.92	3.67	591	89.85	10.346
10.501 - 11.000	403	20,754,037.54	2.44	578	88.13	10.780
11.001 - 11.500	284	16,744,077.08	1.97	599	88.51	11.367
11.501 - 12.000	153	9,357,040.36	1.10	559	83.23	11.740
12.001 - 12.500	402	15,660,527.39	1.84	616	95.84	12.438
12.501 - 13.000	7	685,803.43	0.08	554	88.32	12.604
13.501 - 14.000	1	41,991.79	0.00	646	100.00	13.690
14.001 - 14.500	1	38,572.34	0.00	634	100.00	14.500
Total:	**6,912**	**$850,000,311.46**	**100.00%**	**620**	**80.00%**	**7.748%**

Minimum	4.500%
Maximum:	14.500%
WA:	7.748%

BEAR STEARNS

Aggregate Original Terms to Stated Maturity

RANGE OF ORIGINAL TERMS TO STATED MATURITY (MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
<= 180	326	$20,045,181.47	2.36%	642	74.52%	8.451%
181 - 240	1,360	56,737,946.90	6.68	640	96.75	10.577
241 - 300	6	598,471.17	0.07	652	52.42	6.984
301 - 360	5,220	772,618,711.92	90.90	618	78.94	7.522
Total:	**6,912**	**$850,000,311.46**	**100.00%**	**620**	**80.00%**	**7.748%**

Minimum:	1[illegible]
Maximum:	3[illegible]
WA:	3[illegible]

Aggregate Remaining Terms to Stated Maturity

RANGE OF REMAINING TERMS TO STATED MATURITY (MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
<= 180	326	$20,045,181.47	2.36%	642	74.52%	8.451%
181 - 240	1,360	56,737,946.90	6.68	640	96.75	10.577
241 - 300	6	598,471.17	0.07	652	52.42	6.984
301 - 360	5,220	772,618,711.92	90.90	618	78.94	7.522
Total:	**6,912**	**$850,000,311.46**	**100.00%**	**620**	**80.00%**	**7.748%**

Minimum:	116
Maximum:	360
WA:	347

Aegis MORTGAGECORPORATION

Aggregate Original Loan-to-Value Ratio*

RANGE OF LOAN-TO-VALUE RATIOS (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
0.01 - 10.00	1	$59,910.66	0.01%	670	8.05%	7.500%
10.01 - 20.00	6	470,946.00	0.06	665	15.27	7.781
20.01 - 30.00	31	2,053,135.30	0.24	588	25.61	7.905
30.01 - 40.00	52	4,689,933.75	0.55	605	36.12	7.530
40.01 - 50.00	123	14,389,837.04	1.69	618	45.87	7.252
50.01 - 60.00	240	33,076,117.26	3.89	605	56.25	7.186
60.01 - 70.00	596	89,478,767.21	10.53	593	66.39	7.594
70.01 - 80.00	2,665	393,918,848.12	46.34	624	78.76	7.176
80.01 - 90.00	1,340	206,956,572.21	24.35	614	86.98	8.079
90.01 - 100.00	1,858	104,906,243.91	12.34	648	98.04	9.623
Total:	**6,912**	**$850,000,311.46**	**100.00%**	**620**	**80.00%**	**7.748%**

* With respect to the loans secured by second liens, this table was calculated using the Combined Original Loan-to-Value ratio.

Minimum:	8.05%
Maximum:	100.00%
WA:	80.00%

Aegis
MORTGAGECORPORATION

Aggregate FICO Score

RANGE OF FICO SCORE	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
<= 500	13	$1,169,433.87	0.14%	500	71.71%	9.602%
501 - 550	886	109,730,318.62	12.91	527	73.70	9.049
551 - 600	1,756	203,264,624.17	23.91	579	79.17	8.223
601 - 620	1,074	119,285,341.49	14.03	610	80.89	7.634
621 - 640	972	119,758,395.99	14.09	630	81.64	7.431
641 - 660	825	103,988,106.92	12.23	650	82.21	7.370
661 - 680	512	69,352,296.06	8.16	670	81.96	7.158
681 - 700	297	42,926,877.00	5.05	689	82.83	7.047
701 - 720	219	31,105,277.61	3.66	710	81.80	6.893
721 - 750	225	31,521,939.67	3.71	732	81.12	6.728
751 - 800	128	17,010,296.95	2.00	766	79.65	6.619
801 >=	5	887,403.11	0.10	806	77.81	5.476
Total:	**6,912**	**$850,000,311.46**	**100.00%**	**620**	**80.00%**	**7.748%**

Minimum:	500
Maximum:	809
WA:	620

Aegis MORTGAGECORPORATION

Aggregate Loan Purpose

LOAN PURPOSE	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
Purchase	2,686	$265,865,886.98	31.28%	635	84.40%	7.766%
Cashout Refinance	4,104	567,822,399.27	66.80	612	77.92	7.754
Rate/Term Refinance	122	16,312,025.21	1.92	651	80.97	7.205
Total:	**6,912**	**$850,000,311.46**	**100.00%**	**620**	**80.00%**	**7.748%**

Aggregate Property Type

PROPERTY TYPE	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
2-4 Family	359	$58,776,335.04	6.91%	632	76.71%	7.632%
Condo	297	34,902,207.54	4.11	622	79.87	7.890
Modular Home	11	1,143,505.93	0.13	609	82.56	7.859
PUD	685	95,712,253.98	11.26	629	81.91	7.483
Single Family	5,531	655,830,227.79	77.16	617	80.01	7.786
Townhouse	29	3,635,781.18	0.43	615	81.79	8.185
Total:	**6,912**	**$850,000,311.46**	**100.00%**	**620**	**80.00%**	**7.748%**

Aegis
MORTGAGECORPORATION

Aggregate States – Top 30

JURISDICTION	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
California	588	$118,988,041.99	14.00%	630	77.75%	7.122%
New York	325	57,302,186.45	6.74	623	76.77	7.864
Ohio	659	53,165,200.10	6.25	612	82.72	8.182
Texas	526	49,893,229.40	5.87	618	82.37	7.733
Massachusetts	227	40,885,561.98	4.81	625	76.23	7.246
Florida	330	37,150,581.57	4.37	622	82.47	7.944
Nevada	191	35,429,001.94	4.17	628	78.99	7.449
Michigan	334	32,721,671.77	3.85	625	82.05	7.817
New Jersey	158	31,127,380.20	3.66	606	76.03	8.155
Virginia	173	28,728,143.15	3.38	624	78.49	7.577
Maryland	167	26,621,072.56	3.13	607	80.41	7.868
Connecticut	192	25,997,647.70	3.06	610	77.05	8.113
Illinois	203	24,603,064.02	2.89	627	83.17	7.797
Colorado	174	21,388,965.39	2.52	624	82.36	7.342
Arizona	193	21,264,872.68	2.50	636	83.23	7.532
Georgia	200	19,388,745.40	2.28	622	84.07	8.005
New Hampshire	147	18,700,987.87	2.20	614	73.00	7.538
Washington	128	17,394,668.94	2.05	629	83.05	7.368
Minnesota	111	17,382,576.51	2.05	615	81.83	7.760
Maine	143	14,333,779.41	1.69	620	76.52	7.989
Rhode Island	82	14,210,252.12	1.67	611	73.12	7.187
Wisconsin	140	14,100,770.37	1.66	618	81.05	8.752
North Carolina	147	13,489,148.92	1.59	597	81.14	8.593
Missouri	166	13,281,265.29	1.56	621	83.83	7.965
Louisiana	172	12,793,191.08	1.51	600	82.36	8.278
Indiana	130	9,957,353.54	1.17	621	84.13	7.929
Pennsylvania	95	9,393,494.73	1.11	599	81.65	7.924
Tennessee	96	9,072,187.70	1.07	607	82.04	8.158
Kansas	76	7,431,305.79	0.87	609	81.90	7.653
Alabama	81	6,924,487.10	0.81	616	85.47	8.083
Other	558	46,879,475.79	5.53	616	82.89	8.264
Total:	**6,912**	**$850,000,311.46**	**100.00%**	**620**	**80.00%**	**7.748%**

Aggregate Documentation Type

DOCUMENTATION TYPE	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
Full Documentation	5,232	$593,675,347.87	69.84%	614	79.97%	7.733%
Stated Documentation	1,446	224,099,855.26	26.36	636	79.79	7.756
Alternative Documentation	234	32,225,108.33	3.79	622	82.03	7.955
Total:	**6,912**	**$850,000,311.46**	**100.00%**	**620**	**80.00%**	**7.748%**

Aggregate Occupancy Type

OCCUPANCY TYPE	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
Owner Occupied	6,615	$817,580,976.83	96.19%	619	80.22%	7.740%
Non-Owner Occupied	249	24,339,051.24	2.86	641	73.75	8.054
Vacation	48	8,080,283.39	0.95	647	76.35	7.634
Total:	**6,912**	**$850,000,311.46**	**100.00%**	**620**	**80.00%**	**7.748%**

Aggregate Gross Margin*

RANGE OF GROSS MARGIN (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
0.001 - 0.500	1	$189,862.90	0.03%	640	95.00%	7.640%
1.501 - 2.000	3	501,527.38	0.08	591	80.00	7.400
2.501 - 3.000	1	48,521.80	0.01	638	75.00	6.375
3.001 - 3.500	5	1,030,118.82	0.15	659	79.17	5.702
3.501 - 4.000	80	16,604,901.07	2.48	675	71.07	5.096
4.001 - 4.500	134	28,046,843.13	4.20	659	76.34	5.578
4.501 - 5.000	312	61,362,274.68	9.18	649	78.10	6.039
5.001 - 5.500	424	80,263,959.87	12.01	636	78.14	6.539
5.501 - 6.000	596	101,215,805.41	15.14	626	79.62	6.951
6.001 - 6.500	623	91,538,375.33	13.70	612	79.99	7.349
6.501 - 7.000	594	85,692,882.71	12.82	607	80.25	7.744
7.001 - 7.500	458	63,238,934.06	9.46	600	80.71	8.221
7.501 - 8.000	371	46,295,065.20	6.93	569	79.09	8.826
8.001 - 8.500	258	29,976,173.78	4.49	578	81.75	9.224
8.501 - 9.000	210	24,713,778.57	3.70	567	80.84	9.712
9.001 - 9.500	135	13,985,934.38	2.09	558	81.22	10.385
9.501 - 10.000	105	9,245,779.53	1.38	545	80.13	10.930
10.001 - 10.500	94	8,331,409.13	1.25	539	78.81	11.492
10.501 - 11.000	59	4,658,824.50	0.70	541	79.61	11.972
11.001 - 11.500	15	1,412,497.49	0.21	551	86.48	12.451
Total:	**4,478**	**$668,353,469.74**	**100.00%**	**613**	**79.34%**	**7.553%**

* Adjustable-Rate Loans Only.

Minimum	0.500%
Maximum	11.500%
Weighted Average	6.426%

Aegis MORTGAGECORPORATION

Aggregate Initial Periodic Cap*

INITIAL PERIODIC CAP (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
1.000	83	$9,767,608.29	1.46 %	603	76.63%	8.075%
3.000	4,395	658,585,861.45	98.54	613	79.38	7.545
Total:	**4,478**	**$668,353,469.74**	**100.00%**	**613**	**79.34%**	**7.553%**

* Adjustable-Rate Loans Only.

Minimum:	1.000%
Maximum:	3.000%
Weighted Average:	2.971%

Aggregate Periodic Cap*

PERIODIC CAP (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
1.000	4,478	$668,353,469.74	100.00%	613	79.34%	7.553%
Total:	**4,478**	**$668,353,469.74**	**100.00%**	**613**	**79.34%**	**7.553%**

* Adjustable-Rate Loans Only.

Minimum:	1.000%
Maximum:	1.000%
Weighted Average:	1.000%

Aggregate Maximum Rate*

RANGE OF MAXIMUM RATES (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
10.001 - 10.500	2	$615,188.82	0.09%	691	78.99%	4.500%
10.501 - 11.000	24	4,855,943.91	0.73	687	74.01	4.970
11.001 - 11.500	117	24,052,478.30	3.60	672	73.16	5.272
11.501 - 12.000	273	54,037,005.53	8.09	653	77.83	5.817
12.001 - 12.500	422	77,770,050.06	11.64	641	78.26	6.293
12.501 - 13.000	723	126,525,436.02	18.93	630	79.28	6.802
13.001 - 13.500	542	83,603,583.63	12.51	618	79.98	7.277
13.501 - 14.000	633	92,243,280.51	13.80	604	80.06	7.783
14.001 - 14.500	394	53,887,759.10	8.06	596	80.79	8.271
14.501 - 15.000	420	52,930,514.65	7.92	571	79.53	8.781
15.001 - 15.500	245	28,400,611.25	4.25	568	80.38	9.262
15.501 - 16.000	213	24,521,068.47	3.67	568	81.30	9.764
16.001 - 16.500	139	14,963,421.22	2.24	560	81.84	10.239
16.501 - 17.000	118	11,762,916.00	1.76	548	81.21	10.732
17.001 - 17.500	93	7,911,259.62	1.18	542	78.53	11.265
17.501 - 18.000	82	7,072,535.76	1.06	539	79.40	11.721
18.001 - 18.500	35	2,610,698.99	0.39	547	80.44	12.201
18.501 - 19.000	3	589,717.90	0.09	546	88.92	12.595
Total:	**4,478**	**$668,353,469.74**	**100.00%**	**613**	**79.34%**	**7.553%**

* Adjustable-Rate Loans Only.

Minimum:	10.500%
Maximum:	18.750%
Weighted Average:	13.553%

Aggregate Minimum Rate (Floor)*

RANGE OF MINIMUM RATES (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
4.001 - 4.500	2	$615,188.82	0.09%	691	78.99%	4.500%
4.501 - 5.000	24	4,855,943.91	0.73	687	74.01	4.970
5.001 - 5.500	117	24,052,478.30	3.60	672	73.16	5.272
5.501 - 6.000	273	54,037,005.53	8.09	653	77.83	5.817
6.001 - 6.500	422	77,770,050.06	11.64	641	78.26	6.293
6.501 - 7.000	723	126,525,436.02	18.93	630	79.28	6.802
7.001 - 7.500	542	83,603,583.63	12.51	618	79.98	7.277
7.501 - 8.000	633	92,243,280.51	13.80	604	80.06	7.783
8.001 - 8.500	394	53,887,759.10	8.06	596	80.79	8.271
8.501 - 9.000	420	52,930,514.65	7.92	571	79.53	8.781
9.001 - 9.500	245	28,400,611.25	4.25	568	80.38	9.262
9.501 - 10.000	213	24,521,068.47	3.67	568	81.30	9.764
10.001 - 10.500	139	14,963,421.22	2.24	560	81.84	10.239
10.501 - 11.000	118	11,762,916.00	1.76	548	81.21	10.732
11.001 - 11.500	93	7,911,259.62	1.18	542	78.53	11.265
11.501 - 12.000	82	7,072,535.76	1.06	539	79.40	11.721
12.001 - 12.500	35	2,610,698.99	0.39	547	80.44	12.201
12.501 - 13.000	3	589,717.90	0.09	546	88.92	12.595
Total:	**4,478**	**$668,353,469.74**	**100.00%**	**613**	**79.34%**	**7.553%**

* Adjustable-Rate Loans Only.

Minimum:	4.500%
Maximum:	12.750%
Weighted Average:	7.553%

BEAR STEARNS

Aggregate Next Rate Adjustment Date*

NEXT RATE ADJUSTMENT DATE	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
2006-04	1	$81,355.93	0.01%	752	90.00%	5.500%
2006-05	3	305,037.45	0.05	601	84.27	7.073
2006-06	13	2,867,321.97	0.43	618	73.32	6.926
2006-07	153	21,765,538.55	3.26	633	80.35	7.256
2006-08	477	73,083,135.02	10.93	616	79.81	7.481
2006-09	2,112	309,377,547.46	46.29	610	79.45	7.727
2006-10	1,412	213,030,118.97	31.87	607	78.99	7.521
2007-03	1	48,521.80	0.01	638	75.00	6.375
2007-06	3	221,261.39	0.03	580	67.37	7.023
2007-07	19	2,563,479.88	0.38	632	82.73	7.517
2007-08	49	7,582,078.55	1.13	639	79.43	7.045
2007-09	152	24,158,936.17	3.61	641	79.19	6.826
2007-10	81	13,009,136.60	1.95	647	79.07	6.706
2009-10	2	260,000.00	0.04	657	80.00	6.029
Total:	**4,478**	**$668,353,469.74**	**100.00%**	**613**	**79.34%**	**7.553%**

* Adjustable-Rate Loans Only.

Aegis MORTGAGECORPORATION

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Group I Summary

Total Number of Loans	3,074
Total Outstanding Loan Balance	$425,000,123.38
Average Outstanding Loan Balance	$138,256.38
Fixed Rate Loans	77.00%
Adjustable-Rate Loans	23.00%
Prepayment Penalty Coverage	72.45%
WA Coupon	7.742%
WA Margin*	6.399%
WA Initial Periodic Cap*	2.974%
WA Periodic Cap*	1.000%
WA Maximum Rate*	13.532%
WA Minimum Rate*	7.532%
WA Original Term (mo.)	348
WA Remaining Term (mo.)	347
WA Original LTV	80.14%
WA FICO	620
WA DTI	40.98%
First Lien Position	93.65%
Second Lien Position	6.35%

Product Type	
2/28 ARM	60.98%
2/28 Interest Only ARM	10.62%
3/27 ARM	4.89%
3/27 Interest Only ARM	0.45%
5/25 ARM	0.06%
Balloon - Fixed	0.90%
Balloon - Interest Only Fixed	0.14%
Fixed	21.78%
Fixed - Interest Only	0.18%

Prepayment Penalty (years)	
None	27.55%
1.0	7.46%
2.0	46.88%
2.5	0.15%
3.0	17.94%
5.0	0.03%

Geographic Distribution (Other states account individually for less than 5.00% of the Cut-off Date Group I principal balance)	
California - South	11.81%
New York	8.55%
Ohio	6.19%
Texas	5.86%

Largest Zip Code Concentration	
Zip Code (City)	
22192 (Woodbridge, VA)	0.32%

Occupancy Status	
Owner Occupied	95.66%
Non-Owner Occupied	3.23%
Vacation	1.12%

Loan Purpose	
Purchase	29.22%
Cash Out Refinance	68.66%
Rate/Term Refinance	2.11%

* Adjustable-Rate Loans Only

Aegis MORTGAGECORPORATION

Group I Scheduled Principal Balances

RANGE OF PRINCIPAL BALANCES($)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
0.01 - 50,000.00	561	$18,261,323.69	4.30%	615	90.09%	10.425%
50,000.01 - 100,000.00	943	71,211,346.07	16.76	613	81.04	8.653
100,000.01 - 150,000.00	592	72,588,792.40	17.08	615	80.05	8.046
150,000.01 - 200,000.00	349	60,270,953.29	14.18	615	78.32	7.526
200,000.01 - 250,000.00	215	47,918,287.67	11.27	619	78.51	7.271
250,000.01 - 300,000.00	109	29,801,374.42	7.01	625	79.88	7.360
300,000.01 - 350,000.00	84	27,426,762.20	6.45	624	81.50	7.273
350,000.01 - 400,000.00	96	35,848,949.85	8.44	637	81.78	6.852
400,000.01 - 450,000.00	50	21,188,105.31	4.99	627	79.61	7.113
450,000.01 - 500,000.00	36	17,207,552.65	4.05	651	79.14	6.950
500,000.01 - 550,000.00	18	9,530,716.24	2.24	617	77.44	7.086
550,000.01 - 600,000.00	7	4,051,269.81	0.95	602	76.80	6.997
600,000.01 - 650,000.00	4	2,544,978.37	0.60	620	75.89	7.243
650,000.01 - 700,000.00	6	4,133,241.72	0.97	631	71.81	6.692
700,000.01 - 750,000.00	3	2,177,454.43	0.51	608	74.92	6.686
750,000.01 - 750,000.00	1	839,015.26	0.20	570	59.97	7.816
Total:	**3,074**	**$425,000,123.38**	**100.00%**	**620**	**80.14%**	**7.742%**

Minimum:	$8,174.77
Maximum:	$839,015.26
Average:	$138,256.38

Group I Mortgage Rates

RANGE OF MORTGAGE RATES (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
4.001 - 4.500	1	$311,589.14	0.07%	664	80.00%	4.500%
4.501 - 5.000	7	1,914,181.24	0.45	718	74.69	5.000
5.001 - 5.500	49	11,337,332.45	2.67	683	74.45	5.278
5.501 - 6.000	142	33,845,312.44	7.96	662	77.71	5.832
6.001 - 6.500	216	46,957,208.00	11.05	646	77.25	6.310
6.501 - 7.000	353	71,951,739.69	16.93	637	78.74	6.793
7.001 - 7.500	246	42,115,875.09	9.91	624	79.33	7.280
7.501 - 8.000	370	54,485,422.31	12.82	613	78.82	7.801
8.001 - 8.500	474	62,379,063.38	14.68	599	80.24	8.268
8.501 - 9.000	255	33,958,456.10	7.99	577	77.96	8.738
9.001 - 9.500	106	11,000,748.56	2.59	579	81.37	9.297
9.501 - 10.000	178	15,121,498.69	3.56	601	86.33	9.831
10.001 - 10.500	204	13,396,901.86	3.15	598	92.68	10.358
10.501 - 11.000	143	7,832,421.86	1.84	584	89.89	10.789
11.001 - 11.500	110	7,048,507.21	1.66	608	91.33	11.383
11.501 - 12.000	63	4,158,633.29	0.98	564	83.26	11.761
12.001 - 12.500	151	6,656,575.53	1.57	621	97.74	12.453
12.501 - 13.000	4	448,092.41	0.11	566	89.29	12.572
13.501 - 14.000	1	41,991.79	0.01	646	100.00	13.690
14.001 - 14.500	1	38,572.34	0.01	634	100.00	14.500
Total:	**3,074**	**$425,000,123.38**	**100.00%**	**620**	**80.14%**	**7.742%**

Minimum	4.500%
Maximum:	14.500%
WA:	7.742%

Group I Original Terms to Stated Maturity

RANGE OF ORIGINAL TERMS TO STATED MATURITY (MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
<= 180	157	$10,997,288.64	2.59%	644	72.83%	8.165%
181 - 240	541	27,025,192.71	6.36	641	97.62	10.667
241 - 300	5	515,871.17	0.12	645	53.66	7.042
301 - 360	2,371	386,461,770.86	90.93	618	79.16	7.527
Total:	**3,074**	**$425,000,123.38**	**100.00%**	**620**	**80.14%**	**7.742%**

Minimum:	1[illegible]
Maximum:	3[illegible]
WA:	3[illegible]

Group I Remaining Terms to Stated Maturity

RANGE OF REMAINING TERMS TO STATED MATURITY (MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
<= 180	157	$10,997,288.64	2.59%	644	72.83%	8.165%
181 - 240	541	27,025,192.71	6.36	641	97.62	10.667
241 - 300	5	515,871.17	0.12	645	53.66	7.042
301 - 360	2,371	386,461,770.86	90.93	618	79.16	7.527
Total:	**3,074**	**$425,000,123.38**	**100.00%**	**620**	**80.14%**	**7.742%**

Minimum:	116
Maximum:	360
WA:	347

Group I Original Loan-to-Value Ratio*

RANGE OF LOAN-TO-VALUE RATIOS (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
0.01 - 10.00	1	$59,910.66	0.01%	670	8.05%	7.500%
10.01 - 20.00	3	210,152.25	0.05	654	15.06	8.513
20.01 - 30.00	15	955,527.97	0.22	590	25.46	8.246
30.01 - 40.00	22	1,818,010.82	0.43	614	35.79	7.744
40.01 - 50.00	56	7,250,851.71	1.71	617	45.86	7.352
50.01 - 60.00	112	16,970,391.92	3.99	591	56.03	7.344
60.01 - 70.00	259	41,103,936.14	9.67	592	66.30	7.568
70.01 - 80.00	1,211	196,237,663.58	46.17	623	78.63	7.218
80.01 - 90.00	631	108,866,877.90	25.62	618	87.05	7.963
90.01 - 100.00	764	51,526,800.43	12.12	650	98.01	9.585
Total:	**3,074**	**$425,000,123.38**	**100.00%**	**620**	**80.14%**	**7.742%**

* With respect to the loans secured by second liens, this table was calculated using the Combined Original Loan-to-Value ratio.

Minimum:	8.05%
Maximum:	100.00%
WA:	80.14%

Aegis MORTGAGECORPORATION

Group I FICO Score

RANGE OF FICO SCORE	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
<= 500	6	$629,562.65	0.15%	500	73.76%	9.626%
501 - 550	383	52,352,483.18	12.32	529	73.39	8.851
551 - 600	785	101,684,529.88	23.93	579	78.70	8.146
601 - 620	474	57,745,488.38	13.59	610	80.88	7.739
621 - 640	444	62,687,988.81	14.75	630	81.59	7.496
641 - 660	375	53,337,852.52	12.55	650	82.70	7.455
661 - 680	240	37,189,309.14	8.75	670	82.42	7.226
681 - 700	132	22,431,298.62	5.28	690	83.12	7.064
701 - 720	88	13,109,598.64	3.08	709	82.34	7.023
721 - 750	95	15,017,222.26	3.53	733	81.85	6.788
751 - 800	49	8,144,464.39	1.92	766	83.29	6.584
801 >=	3	670,324.91	0.16	807	80.75	5.256
Total:	**3,074**	**$425,000,123.38**	**100.00%**	**620**	**80.14%**	**7.742%**

Minimum:	500
Maximum:	809
WA:	620

Aegis MORTGAGECORPORATION

Group I Loan Purpose

LOAN PURPOSE	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
Purchase	1,106	$124,198,694.15	29.22%	636	84.49%	7.793%
Cashout Refinance	1,917	291,824,028.08	68.66	613	78.24	7.738
Rate/Term Refinance	51	8,977,401.15	2.11	650	81.51	7.163
Total:	**3,074**	**$425,000,123.38**	**100.00%**	**620**	**80.14%**	**7.742%**

Group I Property Type

PROPERTY TYPE	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
2-4 Family	173	$32,819,419.23	7.72%	636	77.81%	7.581%
Condo	130	16,432,294.88	3.87	623	79.01	7.843
Modular Home	6	600,041.21	0.14	611	82.55	7.753
PUD	289	47,578,215.22	11.19	632	81.97	7.561
Single Family	2,464	325,648,782.56	76.62	617	80.15	7.778
Townhouse	12	1,921,370.28	0.45	606	81.71	8.120
Total:	**3,074**	**$425,000,123.38**	**100.00%**	**620**	**80.14%**	**7.742%**

Aegis MORTGAGECORPORATION

Group I States – Top 30

JURISDICTION	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
California	306	$67,761,091.90	15.94%	632	79.06%	7.185%
New York	181	36,320,246.08	8.55	624	77.33	7.826
Ohio	302	26,327,651.23	6.19	616	83.31	8.040
Texas	232	24,897,071.55	5.86	620	81.76	7.780
Massachusetts	113	20,123,466.23	4.73	626	78.89	7.464
Florida	146	17,697,845.55	4.16	616	83.09	7.979
New Jersey	81	16,740,086.16	3.94	608	75.77	8.124
Virginia	79	16,358,153.59	3.85	631	79.17	7.513
Michigan	141	15,079,045.41	3.55	621	82.02	7.826
Nevada	66	14,261,406.40	3.36	639	79.92	7.290
Connecticut	90	14,252,526.05	3.35	598	76.26	8.202
Illinois	88	12,065,572.02	2.84	636	83.09	7.647
Maryland	70	11,958,127.46	2.81	604	79.17	7.968
Colorado	68	9,281,413.83	2.18	623	80.58	7.283
Arizona	81	9,260,743.50	2.18	628	82.06	7.786
Georgia	76	8,563,411.43	2.01	623	83.65	7.856
New Hampshire	56	7,990,598.45	1.88	608	74.88	7.625
North Carolina	66	7,516,679.65	1.77	591	78.72	8.371
Rhode Island	37	7,432,409.71	1.75	605	74.18	7.318
Minnesota	47	7,332,307.08	1.73	616	84.18	7.857
Wisconsin	59	6,975,869.39	1.64	623	80.46	8.428
Washington	48	6,519,351.79	1.53	636	84.58	7.595
Maine	62	6,269,185.32	1.48	622	76.85	7.984
Missouri	66	5,299,584.91	1.25	627	83.19	7.687
Louisiana	68	5,262,633.45	1.24	598	82.18	8.379
Tennessee	45	4,992,144.18	1.17	608	82.60	8.034
Pennsylvania	45	4,844,984.58	1.14	601	80.11	7.657
Indiana	56	4,477,055.67	1.05	618	84.15	8.047
Kentucky	48	3,878,851.62	0.91	619	83.76	7.859
Kansas	26	2,936,479.53	0.69	607	80.10	7.684
Other	225	22,324,129.66	5.23	611	82.48	8.282
Total:	**3,074**	**$425,000,123.38**	**100.00%**	**620**	**80.14%**	**7.742%**

Group I Documentation Type

DOCUMENTATION TYPE	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
Full Documentation	2,260	$282,201,396.29	66.40%	614	80.18%	7.725%
Stated Documentation	697	124,185,442.43	29.22	634	79.64	7.756
Alternative Documentation	117	18,613,284.66	4.38	625	82.82	7.908
Total:	**3,074**	**$425,000,123.38**	**100.00%**	**620**	**80.14%**	**7.742%**

Group I Occupancy Type

OCCUPANCY TYPE	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
Owner Occupied	2,920	$406,536,563.01	95.66%	620	80.43%	7.734%
Non-Owner Occupied	130	13,716,495.26	3.23	640	72.90	7.981
Vacation	24	4,747,065.11	1.12	631	75.99	7.723
Total:	**3,074**	**$425,000,123.38**	**100.00%**	**620**	**80.14%**	**7.742%**

Group I Gross Margin*

RANGE OF GROSS MARGIN (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
1.501 - 2.000	2	$267,927.38	0.08%	595	80.00%	8.629%
3.001 - 3.500	1	311,589.14	0.10	664	80.00	4.500
3.501 - 4.000	28	6,606,263.59	2.02	687	72.12	5.113
4.001 - 4.500	60	14,919,238.77	4.56	665	77.42	5.577
4.501 - 5.000	133	30,956,412.83	9.46	649	78.84	6.026
5.001 - 5.500	183	41,479,148.71	12.67	635	77.91	6.551
5.501 - 6.000	224	44,528,135.54	13.61	627	80.18	6.965
6.001 - 6.500	218	36,394,832.59	11.12	612	80.15	7.327
6.501 - 7.000	339	50,834,590.67	15.53	609	80.63	7.859
7.001 - 7.500	330	45,742,896.99	13.98	592	80.23	8.341
7.501 - 8.000	129	18,406,870.59	5.62	566	77.45	8.823
8.001 - 8.500	107	13,329,449.14	4.07	579	81.16	9.075
8.501 - 9.000	76	9,753,993.33	2.98	564	80.41	9.592
9.001 - 9.500	49	4,934,294.34	1.51	559	82.74	10.274
9.501 - 10.000	37	3,234,463.43	0.99	544	82.57	10.816
10.001 - 10.500	34	3,172,807.12	0.97	547	78.78	11.508
10.501 - 11.000	23	1,966,024.35	0.60	535	80.15	11.976
11.001 - 11.500	2	430,606.88	0.13	558	88.67	12.519
Total:	**1,975**	**$327,269,545.39**	**100.00%**	**613**	**79.50%**	**7.532%**

* Adjustable-Rate Loans Only.

Minimum	1.500%
Maximum	11.306%
Weighted Average	6.399%

Group I Initial Periodic Cap*

INITIAL PERIODIC CAP (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
1.000	35	$4,198,397.71	1.28%	606	77.58%	8.089%
3.000	1,940	323,071,147.68	98.72	613	79.53	7.525
Total:	**1,975**	**$327,269,545.39**	**100.00%**	**613**	**79.50%**	**7.532%**

* Adjustable-Rate Loans Only.

Minimum:	1.000%
Maximum:	3.000%
Weighted Average:	2.974%

Group I Periodic Cap*

PERIODIC CAP (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
1.000	1,975	$327,269,545.39	100.00%	613	79.50%	7.532%
Total:	**1,975**	**$327,269,545.39**	**100.00%**	**613**	**79.50%**	**7.532%**

* Adjustable-Rate Loans Only.

Minimum:	1.000%
Maximum:	1.000%
Weighted Average:	1.000%

Group I Maximum Rate*

RANGE OF MAXIMUM RATES (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
10.001 - 10.500	1	$311,589.14	0.10%	664	80.00%	4.500
10.501 - 11.000	6	1,517,072.51	0.46	713	78.53	5.000
11.001 - 11.500	48	11,177,594.53	3.42	682	74.54	5.275
11.501 - 12.000	116	28,036,877.43	8.57	656	78.37	5.816
12.001 - 12.500	181	39,333,482.86	12.02	640	78.19	6.305
12.501 - 13.000	271	57,189,560.61	17.47	629	79.19	6.799
13.001 - 13.500	196	34,155,656.34	10.44	619	80.08	7.268
13.501 - 14.000	238	38,199,277.33	11.67	608	80.67	7.809
14.001 - 14.500	394	53,887,759.10	16.47	596	80.79	8.271
14.501 - 15.000	204	28,390,070.93	8.67	569	78.34	8.737
15.001 - 15.500	82	9,597,123.05	2.93	573	80.52	9.285
15.501 - 16.000	75	8,944,907.98	2.73	561	79.67	9.740
16.001 - 16.500	48	5,694,566.50	1.74	558	84.88	10.223
16.501 - 17.000	43	4,100,490.04	1.25	550	82.25	10.724
17.001 - 17.500	29	2,626,158.64	0.80	542	79.82	11.257
17.501 - 18.000	34	2,978,810.48	0.91	544	78.60	11.734
18.001 - 18.500	8	760,141.04	0.23	544	82.78	12.179
18.501 - 19.000	1	368,406.88	0.11	562	90.99	12.556
Total:	**1,975**	**$327,269,545.39**	**100.00%**	**613**	**79.50%**	**7.532%**

* Adjustable-Rate Loans Only.

Minimum:	10.500%
Maximum:	18.556%
Weighted Average:	13.532%

Aegis MORTGAGECORPORATION

Group I Minimum Rate (Floor)*

RANGE OF MINIMUM RATES (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
4.001 - 4.500	1	$311,589.14	0.10%	664	80.00%	4.500%
4.501 - 5.000	6	1,517,072.51	0.46	713	78.53	5.000
5.001 - 5.500	48	11,177,594.53	3.42	682	74.54	5.275
5.501 - 6.000	116	28,036,877.43	8.57	656	78.37	5.816
6.001 - 6.500	181	39,333,482.86	12.02	640	78.19	6.305
6.501 - 7.000	271	57,189,560.61	17.47	629	79.19	6.799
7.001 - 7.500	196	34,155,656.34	10.44	619	80.08	7.268
7.501 - 8.000	238	38,199,277.33	11.67	608	80.67	7.809
8.001 - 8.500	394	53,887,759.10	16.47	596	80.79	8.271
8.501 - 9.000	204	28,390,070.93	8.67	569	78.34	8.737
9.001 - 9.500	82	9,597,123.05	2.93	573	80.52	9.285
9.501 - 10.000	75	8,944,907.98	2.73	561	79.67	9.740
10.001 - 10.500	48	5,694,566.50	1.74	558	84.88	10.223
10.501 - 11.000	43	4,100,490.04	1.25	550	82.25	10.724
11.001 - 11.500	29	2,626,158.64	0.80	542	79.82	11.257
11.501 - 12.000	34	2,978,810.48	0.91	544	78.60	11.734
12.001 - 12.500	8	760,141.04	0.23	544	82.78	12.179
12.501 - 13.000	1	368,406.88	0.11	562	90.99	12.556
Total:	**1,975**	**$327,269,545.39**	**100.00%**	**613**	**79.50%**	**7.532%**

* Adjustable-Rate Loans Only.

Minimum:	4.500%
Maximum:	12.556%
Weighted Average:	7.532%

Aegis MORTGAGE CORPORATION

Group I Next Rate Adjustment Date*

NEXT RATE ADJUSTMENT DATE	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
2006-04	1	$81,355.93	0.02%	752	90.00%	5.500%
2006-05	1	118,278.41	0.04	614	95.00	7.250
2006-06	6	1,440,168.54	0.44	611	70.65	6.955
2006-07	71	10,651,438.86	3.25	620	80.07	7.332
2006-08	214	37,119,551.91	11.34	620	80.46	7.476
2006-09	935	151,475,244.81	46.28	610	79.67	7.710
2006-10	616	103,403,642.50	31.60	610	78.99	7.466
2007-06	1	77,715.66	0.02	638	80.00	6.500
2007-07	7	1,047,770.12	0.32	656	84.09	7.227
2007-08	20	3,074,886.36	0.94	617	79.40	7.441
2007-09	67	12,165,055.69	3.72	639	78.56	6.714
2007-10	34	6,354,436.60	1.94	640	80.09	6.926
2009-10	2	260,000.00	0.08	657	80.00	6.029
Total:	**1,975**	**$327,269,545.39**	**100.00%**	**613**	**79.50%**	**7.532%**

* Adjustable-Rate Loans Only.

Aegis MORTGAGECORPORATION

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Group II Summary

Total Number of Loans	3,838
Total Outstanding Loan Balance	$425,000,188.08
Average Outstanding Loan Balance	$110,734.81
Fixed Rate Loans	19.74%
Adjustable-Rate Loans	80.26%
Prepayment Penalty Coverage	72.28%
WA Coupon	7.753%
WA Margin*	6.451%
WA Initial Periodic Cap*	2.967%
WA Periodic Cap*	1.000%
WA Maximum Rate*	13.574%
WA Minimum Rate*	7.574%
WA Original Term (mo.)	348
WA Remaining Term (mo.)	347
WA Original LTV	79.87%
WA FICO	619
WA DTI	40.45%
First Lien Position	93.01%
Second Lien Position	6.99%

Product Type	
2/28 ARM	63.79%
2/28 Interest Only ARM	10.61%
3/27 ARM	5.35%
3/27 Interest Only ARM	0.50%
Balloon - Fixed	0.69%
Fixed	18.98%
Fixed Interest Only ARM	0.08%

Prepayment Penalty (years)	
None	27.72%
1.0	5.91%
2.0	49.60%
2.5	0.12%
3.0	16.65%

Geographic Distribution (Other states account individually for less than 5.00% of the Cut-off Date Group II principal balance)	
California - South	8.48%
Ohio	6.31%
Texas	5.88%

Largest Zip Code Concentration	
Zip Code (City)	
89123 (Las Vegas, NV)	0.48%

Occupancy Status	
Owner Occupied	96.72%
Non-Owner Occupied	2.50%
Vacation	0.78%

Loan Purpose	
Purchase	33.33%
Cash Out Refinance	64.94%
Rate/Term Refinance	1.73%

* Adjustable-Rate Loans Only

Group II Scheduled Principal Balances

RANGE OF PRINCIPAL BALANCES($)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
0.01 - 50,000.00	1,009	$31,805,786.51	7.48%	618	93.04%	10.668%
50,000.01 - 100,000.00	1,053	78,908,744.50	18.57	611	79.02	8.394
100,000.01 - 150,000.00	733	90,350,870.15	21.26	618	78.53	7.622
150,000.01 - 200,000.00	503	87,257,528.73	20.53	617	78.45	7.356
200,000.01 - 250,000.00	288	64,149,770.50	15.09	626	78.64	7.053
250,000.01 - 300,000.00	168	45,956,689.07	10.81	628	78.53	7.031
300,000.01 - 350,000.00	84	26,570,798.62	6.25	628	81.10	7.051
Total:	**3,838**	**$425,000,188.08**	**100.00%**	**619**	**79.87%**	**7.753%**

Minimum:	$3,671.10
Maximum:	$333,000.00
Average:	$110,734.81

Aegis MORTGAGECORPORATION

Group II Mortgage Rates

RANGE OF MORTGAGE RATES (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
4.001 - 4.500	1	$303,599.68	0.07%	718	77.95%	4.500%
4.501 - 5.000	18	3,338,871.40	0.79	676	71.95	4.957
5.001 - 5.500	70	12,958,582.42	3.05	664	71.93	5.271
5.501 - 6.000	205	33,790,906.52	7.95	664	76.86	5.837
6.001 - 6.500	319	50,780,607.94	11.95	654	77.58	6.301
6.501 - 7.000	572	87,265,306.94	20.53	637	77.36	6.793
7.001 - 7.500	407	57,480,437.35	13.52	620	79.03	7.276
7.501 - 8.000	395	54,044,003.18	12.72	602	79.63	7.765
8.001 - 8.500	1	132,300.00	0.03	610	90.00	8.500
8.501 - 9.000	229	26,039,680.40	6.13	576	80.74	8.835
9.001 - 9.500	206	21,111,233.35	4.97	570	80.59	9.261
9.501 - 10.000	300	22,874,262.34	5.38	590	86.06	9.831
10.001 - 10.500	337	17,823,141.06	4.19	586	87.72	10.337
10.501 - 11.000	260	12,921,615.68	3.04	574	87.07	10.774
11.001 - 11.500	174	9,695,569.87	2.28	592	86.46	11.355
11.501 - 12.000	90	5,198,407.07	1.22	554	83.20	11.723
12.001 - 12.500	251	9,003,951.86	2.12	613	94.45	12.426
12.501 - 13.000	3	237,711.02	0.06	530	86.49	12.664
Total:	**3,838**	**$425,000,188.08**	**100.00%**	**619**	**79.87%**	**7.753%**

Minimum	4.500%
Maximum:	12.750%
WA:	7.753%

Group II Original Terms to Stated Maturity

RANGE OF ORIGINAL TERMS TO STATED MATURITY (MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
<= 180	169	$9,047,892.83	2.13%	640	76.57%	8.797%
181 - 240	819	29,712,754.19	6.99	638	95.95	10.496
241 - 300	1	82,600.00	0.02	696	44.65	6.623
301 - 360	2,849	386,156,941.06	90.86	617	78.72	7.518
Total:	**3,838**	**$425,000,188.08**	**100.00%**	**619**	**79.87%**	**7.753%**

Minimum:	1[illegible]
Maximum:	3[illegible]
WA:	3[illegible]

Group II Remaining Terms to Stated Maturity

RANGE OF REMAINING TERMS TO STATED MATURITY (MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
<= 180	169	$9,047,892.83	2.13%	640	76.57%	8.797%
181 - 240	819	29,712,754.19	6.99	638	95.95	10.496
241 - 300	1	82,600.00	0.02	696	44.65	6.623
301 - 360	2,849	386,156,941.06	90.86	617	78.72	7.518
Total:	**3,838**	**$425,000,188.08**	**100.00%**	**619**	**79.87%**	**7.753%**

Minimum:	116
Maximum:	360
WA:	347

Aegis MORTGAGECORPORATION

Group II Original Loan-to-Value Ratio*

RANGE OF LOAN-TO-VALUE RATIOS (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
10.01 - 20.00	3	$260,793.75	0.06%	674	15.45%	7.191%
20.01 - 30.00	16	1,097,607.33	0.26	586	25.73	7.608
30.01 - 40.00	30	2,871,922.93	0.68	599	36.33	7.395
40.01 - 50.00	67	7,138,985.33	1.68	620	45.88	7.150
50.01 - 60.00	128	16,105,725.34	3.79	620	56.48	7.020
60.01 - 70.00	337	48,374,831.07	11.38	594	66.47	7.616
70.01 - 80.00	1,454	197,681,184.54	46.51	625	78.90	7.134
80.01 - 90.00	709	98,089,694.31	23.08	609	86.89	8.208
90.01 - 100.00	1,094	53,379,443.48	12.56	645	98.06	9.660
Total:	**3,838**	**$425,000,188.08**	**100.00%**	**619**	**79.87%**	**7.753%**

* With respect to the loans secured by second liens, this table was calculated using the Combined Original Loan-to-Value ratio.

Minimum:	14.21%
Maximum:	100.00%
WA:	79.87%

Aegis MORTGAGECORPORATION

Group II FICO Score

RANGE OF FICO SCORE	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
<= 500	7	$539,871.22	0.13%	500	69.33%	9.575%
501 - 550	503	57,377,835.44	13.50	526	73.98	9.231
551 - 600	971	101,580,094.29	23.90	579	79.64	8.301
601 - 620	600	61,539,853.11	14.48	610	80.89	7.535
621 - 640	528	57,070,407.18	13.43	630	81.69	7.359
641 - 660	450	50,650,254.40	11.92	650	81.70	7.281
661 - 680	272	32,162,986.92	7.57	670	81.43	7.079
681 - 700	165	20,495,578.38	4.82	689	82.51	7.029
701 - 720	131	17,995,678.97	4.23	710	81.40	6.799
721 - 750	130	16,504,717.41	3.88	732	80.45	6.673
751 - 800	79	8,865,832.56	2.09	766	76.31	6.652
801 >=	2	217,078.20	0.05	804	68.74	6.155
Total:	**3,838**	**$425,000,188.08**	**100.00%**	**619**	**79.87%**	**7.753%**

Minimum:	500
Maximum:	805
WA:	619

Group II Loan Purpose

LOAN PURPOSE	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
Purchase	1,580	$141,667,192.83	33.33%	633	84.31%	7.743%
Cashout Refinance	2,187	275,998,371.19	64.94	611	77.57	7.772
Rate/Term Refinance	71	7,334,624.06	1.73	652	80.31	7.257
Total:	**3,838**	**$425,000,188.08**	**100.00%**	**619**	**79.87%**	**7.753%**

Group II Property Type

PROPERTY TYPE	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
2-4 Family	186	$25,956,915.81	6.11%	627	75.31%	7.697%
Condo	167	18,469,912.66	4.35	621	80.65	7.932
Modular Home	5	543,464.72	0.13	607	82.58	7.977
PUD	396	48,134,038.76	11.33	625	81.84	7.405
Single Family	3,067	330,181,445.23	77.69	618	79.88	7.795
Townhouse	17	1,714,410.90	0.40	626	81.88	8.259
Total:	**3,838**	**$425,000,188.08**	**100.00%**	**619**	**79.87%**	**7.753%**

Aegis MORTGAGECORPORATION

Group II States – Top 30

JURISDICTION	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
California	282	$51,226,950.09	12.05%	626	76.02%	7.039%
Ohio	357	26,837,548.87	6.31	608	82.14	8.321
Texas	294	24,996,157.85	5.88	616	82.98	7.686
Nevada	125	21,167,595.54	4.98	621	78.36	7.557
New York	144	20,981,940.37	4.94	623	75.80	7.931
Massachusetts	114	20,762,095.75	4.89	624	73.65	7.035
Florida	184	19,452,736.02	4.58	626	81.90	7.913
Michigan	193	17,642,626.36	4.15	629	82.08	7.810
Maryland	97	14,662,945.10	3.45	611	81.42	7.786
New Jersey	77	14,387,294.04	3.39	603	76.33	8.190
Illinois	115	12,537,492.00	2.95	619	83.24	7.942
Virginia	94	12,369,989.56	2.91	614	77.58	7.662
Colorado	106	12,107,551.56	2.85	624	83.72	7.388
Arizona	112	12,004,129.18	2.82	643	84.14	7.337
Connecticut	102	11,745,121.65	2.76	624	78.02	8.005
Washington	80	10,875,317.15	2.56	625	82.14	7.232
Georgia	124	10,825,333.97	2.55	621	84.39	8.123
New Hampshire	91	10,710,389.42	2.52	618	71.60	7.472
Minnesota	64	10,050,269.43	2.36	614	80.11	7.689
Maine	81	8,064,594.09	1.90	619	76.26	7.993
Missouri	100	7,981,680.38	1.88	617	84.25	8.150
Louisiana	104	7,530,557.63	1.77	602	82.48	8.207
Wisconsin	81	7,124,900.98	1.68	613	81.62	9.069
Rhode Island	45	6,777,842.41	1.59	619	71.97	7.042
North Carolina	81	5,972,469.27	1.41	605	84.20	8.871
Indiana	74	5,480,297.87	1.29	624	84.11	7.831
Pennsylvania	50	4,548,510.15	1.07	596	83.29	8.209
Kansas	50	4,494,826.26	1.06	611	83.08	7.633
Alabama	52	4,204,109.35	0.99	615	84.88	8.000
Tennessee	51	4,080,043.52	0.96	606	81.36	8.309
Other	314	23,396,872.26	5.52	620	83.55	8.309
Total:	**3,838**	**$425,000,188.08**	**100.00%**	**619**	**79.87%**	**7.753%**

Aegis MORTGAGE CORPORATION

Group II Documentation Type

DOCUMENTATION TYPE	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
Full Documentation	2,972	$311,473,951.58	73.29%	613	79.79%	7.741%
Stated Documentation	749	99,914,412.83	23.51	639	79.97	7.755
Alternative Documentation	117	13,611,823.67	3.20	617	80.96	8.020
Total:	**3,838**	**$425,000,188.08**	**100.00%**	**619**	**79.87%**	**7.753%**

Group II Occupancy Type

OCCUPANCY TYPE	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
Owner Occupied	3,695	$411,044,413.82	96.72%	618	80.02%	7.745%
Non-Owner Occupied	119	10,622,555.98	2.50	641	74.85	8.149
Vacation	24	3,333,218.28	0.78	669	76.87	7.507
Total:	**3,838**	**$425,000,188.08**	**100.00%**	**619**	**79.87%**	**7.753%**

Aegis
MORTGAGECORPORATION

Group II Gross Margin*

RANGE OF GROSS MARGIN (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
0.001 - 0.500	1	$189,862.90	0.06%	640	95.00%	7.640%
1.501 - 2.000	1	233,600.00	0.07	586	80.00	5.990
2.501 - 3.000	1	48,521.80	0.01	638	75.00	6.375
3.001 - 3.500	4	718,529.68	0.21	656	78.80	6.223
3.501 - 4.000	52	9,998,637.48	2.93	666	70.38	5.085
4.001 - 4.500	74	13,127,604.36	3.85	653	75.11	5.579
4.501 - 5.000	179	30,405,861.85	8.91	649	77.34	6.053
5.001 - 5.500	241	38,784,811.16	11.37	637	78.39	6.527
5.501 - 6.000	372	56,687,669.87	16.62	625	79.18	6.939
6.001 - 6.500	405	55,143,542.74	16.17	613	79.88	7.363
6.501 - 7.000	255	34,858,292.04	10.22	605	79.69	7.577
7.001 - 7.500	128	17,496,037.07	5.13	621	81.98	7.907
7.501 - 8.000	242	27,888,194.61	8.18	571	80.17	8.828
8.001 - 8.500	151	16,646,724.64	4.88	577	82.21	9.343
8.501 - 9.000	134	14,959,785.24	4.39	569	81.12	9.790
9.001 - 9.500	86	9,051,640.04	2.65	558	80.39	10.445
9.501 - 10.000	68	6,011,316.10	1.76	545	78.81	10.991
10.001 - 10.500	60	5,158,602.01	1.51	534	78.83	11.482
10.501 - 11.000	36	2,692,800.15	0.79	545	79.22	11.969
110.001 - 11.500	13	981,890.61	0.29	548	85.52	12.422
Total:	**2,503**	**$341,083,924.35**	**100.00%**	**612**	**79.18%**	**7.574%**

* Adjustable-Rate Loans Only.

Minimum	0.500%
Maximum	11.50%
Weighted Average	6.451%

BEAR STEARNS

Group II Initial Periodic Cap*

INITIAL PERIODIC CAP (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
1.000	48	$5,569,210.58	1.63%	602	75.91%	8.065%
3.000	2,455	335,514,713.77	98.37	612	79.24	7.565
Total:	**2,503**	**$341,083,924.35**	**100.00%**	**612**	**79.18%**	**7.574%**

* Adjustable-Rate Loans Only.

Minimum:	1.000%
Maximum:	3.000%
Weighted Average:	2.967%

Group II Periodic Cap*

PERIODIC CAP (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
1.000	2,503	$341,083,924.35	100.00%	612	79.18%	7.574%
Total:	**2,503**	**$341,083,924.35**	**100.00%**	**612**	**79.18%**	**7.574%**

* Adjustable-Rate Loans Only.

Minimum:	1.000%
Maximum:	1.000%
Weighted Average:	1.000%

Aegis MORTGAGECORPORATION

Group II Maximum Rate*

RANGE OF MAXIMUM RATES (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
10.001 - 10.500	1	$303,599.68	0.09%	718	77.95%	4.500%
10.501 - 11.000	18	3,338,871.40	0.98	676	71.95	4.957
11.001 - 11.500	69	12,874,883.77	3.77	663	71.96	5.269
11.501 - 12.000	157	26,000,128.10	7.62	650	77.24	5.818
12.001 - 12.500	241	38,436,567.20	11.27	643	78.34	6.281
12.501 - 13.000	452	69,335,875.41	20.33	632	79.36	6.805
13.001 - 13.500	346	49,447,927.29	14.50	618	79.91	7.284
13.501 - 14.000	395	54,044,003.18	15.84	602	79.63	7.765
14.501 - 15.000	216	24,540,443.72	7.19	574	80.90	8.832
15.001 - 15.500	163	18,803,488.20	5.51	566	80.30	9.250
15.501 - 16.000	138	15,576,160.49	4.57	571	82.24	9.778
16.001 - 16.500	91	9,268,854.72	2.72	562	79.98	10.249
16.501 - 17.000	75	7,662,425.96	2.25	548	80.65	10.737
17.001 - 17.500	64	5,285,100.98	1.55	542	77.89	11.268
17.501 - 18.000	48	4,093,725.28	1.20	535	79.98	11.712
18.001 - 18.500	27	1,850,557.95	0.54	548	79.48	12.210
18.501 - 19.000	2	221,311.02	0.06	519	85.49	12.659
Total:	**2,503**	**$341,083,924.35**	**100.00%**	**612**	**79.18%**	**7.574%**

* Adjustable-Rate Loans Only.

Minimum:	10.500%
Maximum:	18.750%
Weighted Average:	13.574%

Group II Minimum Rate (Floor)*

RANGE OF MINIMUM RATES (%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
4.001 - 4.500	1	$303,599.68	0.09%	718	77.95%	4.500%
4.501 - 5.000	18	3,338,871.40	0.98	676	71.95	4.957
5.001 - 5.500	69	12,874,883.77	3.77	663	71.96	5.269
5.501 - 6.000	157	26,000,128.10	7.62	650	77.24	5.818
6.001 - 6.500	241	38,436,567.20	11.27	643	78.34	6.281
6.501 - 7.000	452	69,335,875.41	20.33	632	79.36	6.805
7.001 - 7.500	346	49,447,927.29	14.50	618	79.91	7.284
7.501 - 8.000	395	54,044,003.18	15.84	602	79.63	7.765
8.501 - 9.000	216	24,540,443.72	7.19	574	80.90	8.832
9.001 - 9.500	163	18,803,488.20	5.51	566	80.30	9.250
9.501 - 10.000	138	15,576,160.49	4.57	571	82.24	9.778
10.001 - 10.500	91	9,268,854.72	2.72	562	79.98	10.249
10.501 - 11.000	75	7,662,425.96	2.25	548	80.65	10.737
11.001 - 11.500	64	5,285,100.98	1.55	542	77.89	11.268
11.501 - 12.000	48	4,093,725.28	1.20	535	79.98	11.712
12.001 - 12.500	27	1,850,557.95	0.54	548	79.48	12.210
12.501 - 13.000	2	221,311.02	0.06	519	85.49	12.659
Total:	**2,503**	**$341,083,924.35**	**100.00%**	**612**	**79.18%**	**7.574%**

* Adjustable-Rate Loans Only.

Minimum:	4.500%
Maximum:	12.750%
Weighted Average:	7.574%

Aegis MORTGAGE CORPORATION

Group II Next Rate Adjustment Date*

NEXT RATE ADJUSTMENT DATE	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE	WA FICO	WA LTV	WA COUPON
2006-05	2	$186,759.04	0.05%	593	77.48%	6.960%
2006-06	7	1,427,153.43	0.42	625	76.02	6.897
2006-07	82	11,114,099.69	3.26	645	80.61	7.183
2006-08	263	35,963,583.11	10.54	613	79.15	7.487
2006-09	1,177	157,902,302.65	46.29	610	79.24	7.743
2006-10	796	109,626,476.47	32.14	604	78.99	7.574
2007-03	1	48,521.80	0.01	638	75.00	6.375
2007-06	2	143,545.73	0.04	548	60.53	7.306
2007-07	12	1,515,709.76	0.44	615	81.79	7.718
2007-08	29	4,507,192.19	1.32	654	79.44	6.775
2007-09	85	11,993,880.48	3.52	643	79.83	6.939
2007-10	47	6,654,700.00	1.95	653	78.09	6.495
Total:	**2,503**	**$341,083,924.35**	**100.00%**	**612**	**79.18%**	**7.574%**

* Adjustable-Rate Loans Only.

FWD Libor
40% Severity
12 lag
Pricing Speed
Trig Fail
Maturity
CPR exclusive of Defaults

	Break-Even CDR	Collat Net Cum Loss
A3	34.40%	23.4%
M3	12.83%	12.5%

FWD Libor + 200
40% Severity
12 lag
Pricing Speed
Trig Fail
Maturity
CPR exclusive of Defaults

	Break-Even CDR
A3	30.52%
M3	10.24%

FWD Libor
70% Severity
12 lag
Pricing Speed
Trig Fail
Maturity
CPR exclusive of Defaults

	Break-Even CDR	Collat Net Cum Loss
A3	15.89%	25.6%
M3	7.00%	13.6%

FWD Libor + 200
70% Severity
12 lag
Pricing Speed
Trig Fail
Maturity
CPR exclusive of Defaults

	Break-Even CDR
A3	14.15%
M3	5.61%

Collat Net Cum Loss
22.0%
10.6%

Collat Net Cum Loss
23.6%
11.3%

Period	1mL FWD	6mL FWD	1mL FWD + 200	6mL FWD + 200
1	2.117635	2.32529	4.117635	4.32529
2	2.200753	2.38932	4.200753	4.38932
3	2.236796	2.474359	4.236796	4.474359
4	2.358855	2.554977	4.358855	4.554977
5	2.406209	2.628504	4.406209	4.628504
6	2.564438	2.688335	4.564438	4.688335
7	2.498064	2.751209	4.498064	4.751209
8	2.705892	2.834617	4.705892	4.834617
9	2.715483	2.923221	4.715483	4.923221
10	2.795308	2.992792	4.795308	4.992792
11	2.76125	3.07411	4.76125	5.07411
12	2.937474	3.183456	4.937474	5.183456
13	2.992746	3.277159	4.992746	5.277159
14	3.231273	3.366494	5.231273	5.366494
15	3.127826	3.452829	5.127826	5.452829
16	3.277139	3.529133	5.277139	5.529133
17	3.408881	3.597926	5.408881	5.597926
18	3.49224	3.674634	5.49224	5.674634
19	3.521426	3.709088	5.521426	5.709088
20	3.742081	3.751671	5.742081	5.751671
21	3.579056	3.772665	5.579056	5.772665
22	3.683847	3.820232	5.683847	5.820232
23	3.862279	3.848911	5.862279	5.848911
24	3.695824	3.860671	5.695824	5.860671
25	3.77301	3.905772	5.77301	5.905772
26	3.866114	3.934314	5.866114	5.934314
27	3.860005	3.964689	5.860005	5.964689
28	3.853216	3.996568	5.853216	5.996568
29	3.931728	4.048713	5.931728	6.048713
30	3.962125	4.067774	5.962125	6.067774
31	3.941508	4.107322	5.941508	6.107322
32	4.045424	4.148233	6.045424	6.148233
33	4.048169	4.190775	6.048169	6.190775
34	4.160941	4.23331	6.160941	6.23331
35	4.044187	4.256766	6.044187	6.256766
36	4.19545	4.315493	6.19545	6.315493
37	4.182828	4.354471	6.182828	6.354471
38	4.296332	4.410698	6.296332	6.410698
39	4.298987	4.426965	6.298987	6.426965
40	4.299236	4.460423	6.299236	6.460423
41	4.390369	4.491646	6.390369	6.491646
42	4.425179	4.521282	6.425179	6.521282
43	4.514153	4.549278	6.514153	6.549278
44	4.392169	4.556305	6.392169	6.556305
45	4.496092	4.6017	6.496092	6.6017
46	4.48314	4.627146	6.48314	6.627146
47	4.564918	4.652514	6.564918	6.652514
48	4.590045	4.699644	6.590045	6.699644
49	4.555535	4.705781	6.555535	6.705781
50	4.659447	4.733303	6.659447	6.733303
51	4.645892	4.76224	6.645892	6.76224

52	4.632462	4.792069	6.632462	6.792069
53	4.842322	4.822924	6.842322	6.822924
54	4.626158	4.83444	6.626158	6.83444
55	4.717485	4.888592	6.717485	6.888592
56	4.829712	4.922022	6.829712	6.922022
57	4.821382	4.955885	6.821382	6.955885
58	4.813954	4.989076	6.813954	6.989076
59	4.910062	5.021082	6.910062	7.021082
60	4.944629	5.074162	6.944629	7.074162
61	4.914046	5.081421	6.914046	7.081421
62	5.028809	5.108953	7.028809	7.108953
63	5.016494	5.13523	7.016494	7.13523
64	5.002065	5.159575	7.002065	7.159575
65	5.222013	5.181919	7.222013	7.181919
66	4.987283	5.180589	6.987283	7.180589
67	5.075804	5.222021	7.075804	7.222021
68	5.183191	5.239666	7.183191	7.239666
69	5.159503	5.256628	7.159503	7.256628
70	5.133302	5.272633	7.133302	7.272633
71	5.214199	5.287995	7.214199	7.287995
72	5.230604	5.32671	7.230604	7.32671
73	5.179417	5.318629	7.179417	7.318629
74	5.282794	5.333451	7.282794	7.333451
75	5.253478	5.348501	7.253478	7.348501
76	5.22349	5.363291	7.22349	7.363291
77	5.441489	5.377855	7.441489	7.377855
78	5.183166	5.369296	7.183166	7.369296
79	5.266423	5.407286	7.266423	7.407286
80	5.371135	5.421577	7.371135	7.421577
81	5.340283	5.435997	7.340283	7.435997
82	5.308965	5.450014	7.308965	7.450014
83	5.391254	5.463576	7.391254	7.463576
84	5.406104	5.477024	7.406104	7.477024
85	5.350277	5.490132	7.350277	7.490132
86	5.455748	5.502681	7.455748	7.502681
87	5.422524	5.515201	7.422524	7.515201
88	5.388528	5.527255	7.388528	7.527255
89	5.470151	5.538856	7.470151	7.538856
90	5.482999	5.550386	7.482999	7.550386
91	5.42389	5.561696	7.42389	7.561696
92	5.529186	5.572648	7.529186	7.572648
93	5.493224	5.583801	7.493224	7.583801
94	5.456569	5.59482	7.456569	7.59482
95	5.537774	5.605788	7.537774	7.605788
96	5.549328	5.617102	7.549328	7.617102
97	5.488114	5.628593	7.488114	7.628593
98	5.59459	5.640087	7.59459	7.640087
99	5.557833	5.65206	7.557833	7.65206
100	5.520878	5.66415	7.520878	7.66415
101	5.604113	5.676383	7.604113	7.676383
102	5.616698	5.689075	7.616698	7.689075
103	5.555498	5.701998	7.555498	7.701998

104	5.664785	5.714917	7.664785	7.714917
105	5.628705	5.728208	7.628705	7.728208
106	5.592584	5.74145	7.592584	7.74145
107	5.678509	5.754588	7.678509	7.754588
108	5.692446	5.767879	7.692446	7.767879
109	5.631211	5.781148	7.631211	7.781148
110	5.74268	5.794224	7.74268	7.794224
111	5.706307	5.807526	7.706307	7.807526
112	5.669569	5.82071	7.669569	7.82071
113	5.756392	5.833787	7.756392	7.833787
114	5.770195	5.847025	7.770195	7.847025
115	5.707823	5.860181	7.707823	7.860181
116	5.820613	5.873001	7.820613	7.873001
117	5.783546	5.885793	7.783546	7.885793
118	5.746171	5.898132	7.746171	7.898132
119	5.833938	5.909929	7.833938	7.909929
120	5.847258	5.921386	7.847258	7.921386
121	5.782908	5.932325	7.782908	7.932325
122	5.89554	5.942571	7.89554	7.942571
123	5.855811	5.952492	7.855811	7.952492
124	5.815251	5.961755	7.815251	7.961755
125	5.901038	5.970353	7.901038	7.970353
126	5.911314	5.978619	7.911314	7.978619
127	5.842898	5.986647	7.842898	7.986647
128	5.953631	5.994564	7.953631	7.994564
129	5.910047	6.003021	7.910047	8.003021
130	5.865592	6.012012	7.865592	8.012012
131	5.949433	6.021847	7.949433	8.021847
132	5.958314	6.033013	7.958314	8.033013
133	5.889243	6.045428	7.889243	8.045428
134	6.003141	6.058982	8.003141	8.058982
135	5.962676	6.074065	7.962676	8.074065
136	5.92316	6.090421	7.92316	8.090421
137	6.014795	6.108094	8.014795	8.108094
138	6.030979	6.127221	8.030979	8.127221
139	5.968573	6.147214	7.968573	8.147214
140	6.091414	6.167425	8.091414	8.167425
141	6.058397	6.187681	8.058397	8.187681
142	6.02657	6.207158	8.02657	8.207158
143	6.126711	6.225311	8.126711	8.225311
144	6.147961	6.241975	8.147961	8.241975
145	6.086803	6.256913	8.086803	8.256913
146	6.209916	6.269929	8.209916	8.269929
147	6.172325	6.281321	8.172325	8.281321
148	6.13274	6.290749	8.13274	8.290749
149	6.224169	6.298168	8.224169	8.298168
150	6.23532	6.303849	8.23532	8.303849
151	6.162914	6.307843	8.162914	8.307843
152	6.276535	6.310236	8.276535	8.310236
153	6.227453	6.31159	8.227453	8.31159
154	6.176121	6.311863	8.176121	8.311863
155	6.25738	6.311307	8.25738	8.311307

156	6.258677	6.310325	8.258677	8.310325
157	6.176905	6.308799	8.176905	8.308799
158	6.284449	6.306592	8.284449	8.306592
159	6.229053	6.304003	8.229053	8.304003
160	6.172869	6.300768	8.172869	8.300768
161	6.251637	6.296885	8.251637	8.296885
162	6.249754	6.292591	8.249754	8.292591
163	6.164003	6.287873	8.164003	8.287873
164	6.269311	6.282735	8.269311	8.282735
165	6.210137	6.277582	8.210137	8.277582
166	6.150168	6.272307	8.150168	8.272307
167	6.22653	6.267047	8.22653	8.267047
168	6.222167	6.26209	8.222167	8.26209
169	6.133962	6.257348	8.133962	8.257348
170	6.239175	6.252723	8.239175	8.252723
171	6.179292	6.248479	8.179292	8.248479
172	6.119413	6.244417	8.119413	8.244417
173	6.197544	6.24055	8.197544	8.24055
174	6.19443	6.237048	8.19443	8.237048
175	6.106915	6.233772	8.106915	8.233772
176	6.214359	6.23058	8.214359	8.23058
177	6.155532	6.22766	8.155532	8.22766
178	6.096801	6.224771	8.096801	8.224771
179	6.177061	6.221871	8.177061	8.221871
180	6.175269	6.219085	8.175269	8.219085
181	6.088249	6.21632	8.088249	8.21632
182	6.197279	6.21349	8.197279	8.21349
183	6.138637	6.210812	8.138637	8.210812
184	6.079842	6.208112	8.079842	8.208112
185	6.160765	6.205398	8.160765	8.205398
186	6.159096	6.202819	8.159096	8.202819
187	6.071698	6.200294	8.071698	8.200294
188	6.181617	6.197745	8.181617	8.197745
189	6.122844	6.195372	8.122844	8.195372
190	6.063965	6.193015	8.063965	8.193015
191	6.145678	6.190682	8.145678	8.190682
192	6.144328	6.188511	8.144328	8.188511
193	6.056789	6.186428	8.056789	8.186428
194	6.167738	6.184359	8.167738	8.184359
195	6.109058	6.182492	8.109058	8.182492
196	6.050317	6.180677	8.050317	8.180677
197	6.132978	6.178921	8.132978	8.178921
198	6.132142	6.177354	8.132142	8.177354
199	6.04469	6.175908	8.04469	8.175908
200	6.156815	6.174517	8.156815	8.174517
201	6.09844	6.173355	8.09844	8.173355
202	6.040046	6.172285	8.040046	8.172285
203	6.123811	6.171316	8.123811	8.171316
204	6.123684	6.170569	8.123684	8.170569
205	6.036551	6.169976	8.036551	8.169976
206	6.150017	6.169471	8.150017	8.169471
207	6.092184	6.169215	8.092184	8.169215

208	6.034377	6.169075	8.034377	8.169075
209	6.119437	6.169054	8.119437	8.169054
210	6.120214	6.169267	8.120214	8.169267
211	6.0336	6.169666	8.0336	8.169666
212	6.148519	6.170207	8.148519	8.170207
213	6.091363	6.171056	8.091363	8.171056
214	6.034253	6.172106	8.034253	8.172106
215	6.120683	6.173377	8.120683	8.173377
216	6.122553	6.174975	8.122553	8.174975
217	6.036761	6.176798	8.036761	8.176798
218	6.153487	6.17874	8.153487	8.17874
219	6.097506	6.180898	8.097506	8.180898
220	6.041689	6.183103	8.041689	8.183103
221	6.130029	6.185308	8.130029	8.185308
222	6.133219	6.187633	8.133219	8.187633
223	6.048122	6.190195	8.048122	8.190195
224	6.166111	6.193133	8.166111	8.193133
225	6.110404	6.196789	8.110404	8.196789
226	6.054588	6.201251	8.054588	8.201251
227	6.14363	6.206728	8.14363	8.206728
228	6.148205	6.213265	8.148205	8.213265
229	6.06531	6.220158	8.06531	8.220158
230	6.187495	6.22661	8.187495	8.22661
231	6.136502	6.232007	8.136502	8.232007
232	6.086623	6.235469	8.086623	8.235469
233	6.181865	6.236221	8.181865	8.236221
234	6.188523	6.233942	8.188523	8.233942
235	6.103047	6.228983	8.103047	8.228983
236	6.21906	6.221814	8.21906	8.221814
237	6.156747	6.213101	8.156747	8.213101
238	6.091022	6.203281	8.091022	8.203281
239	6.168538	6.192911	8.168538	8.192911
240	6.159516	6.182481	8.159516	8.182481
241	6.061119	6.171989	8.061119	8.171989
242	6.168097	6.161389	8.168097	8.161389
243	6.099309	6.150796	8.099309	8.150796
244	6.030368	6.140117	8.030368	8.140117
245	6.107525	6.129357	8.107525	8.129357
246	6.09814	6.118591	8.09814	8.118591
247	5.999112	6.107778	7.999112	8.107778
248	6.106125	6.096878	8.106125	8.096878
249	6.036831	6.08599	8.036831	8.08599
250	5.967412	6.075035	7.967412	8.075035
251	6.044534	6.064016	8.044534	8.064016
252	6.034868	6.053001	8.034868	8.053001
253	5.93533	6.041952	7.93533	8.041952
254	6.04241	6.030836	8.04241	8.030836
255	5.972719	6.019739	7.972719	8.019739
256	5.902929	6.008593	7.902929	8.008593
257	5.980063	5.997401	7.980063	7.997401
258	5.970199	5.986221	7.970199	7.986221
259	5.87027	5.975022	7.87027	7.975022

260	5.977453	5.963776	7.977453	7.963776
261	5.907472	5.952555	7.907472	7.952555
262	5.837416	5.941303	7.837416	7.941303
263	5.91461	5.930023	7.91461	7.930023
264	5.904632	5.918763	7.904632	7.918763
265	5.804429	5.907499	7.804429	7.907499
266	5.911753	5.896207	7.911753	7.896207
267	5.841587	5.884948	7.841587	7.884948
268	5.77137	5.873674	7.77137	7.873674
269	5.848675	5.862391	7.848675	7.862391
270	5.838665	5.851138	7.838665	7.851138
271	5.738303	5.839893	7.738303	7.839893
272	5.845809	5.82864	7.845809	7.82864
273	5.775561	5.817428	7.775561	7.817428
274	5.705288	5.806219	7.705288	7.806219
275	5.782756	5.795017	7.782756	7.795017
276	5.772796	5.783854	7.772796	7.783854
277	5.672388	5.772714	7.672388	7.772714
278	5.780119	5.761586	7.780119	7.761586
279	5.709893	5.750505	7.709893	7.750505
280	5.639665	5.739445	7.639665	7.739445
281	5.71735	5.728409	7.71735	7.728409
282	5.707524	5.717422	7.707524	7.717422
283	5.607181	5.706472	7.607181	7.706472
284	5.715184	5.695552	7.715184	7.695552
285	5.645081	5.684688	7.645081	7.684688
286	5.574998	5.673861	7.574998	7.673861
287	5.652957	5.663077	7.652957	7.663077
288	5.643348	5.65235	7.643348	7.65235
289	5.543178	5.641676	7.543178	7.641676
290	5.651502	5.631048	7.651502	7.631048
291	5.581622	5.620486	7.581622	7.620486
292	5.511783	5.609978	7.511783	7.609978
293	5.590076	5.599529	7.590076	7.599529
294	5.580766	5.589148	7.580766	7.589148
295	5.480876	5.578833	7.480876	7.578833
296	5.589573	5.568583	7.589573	7.568583
297	5.520014	5.558407	7.520014	7.558407
298	5.450518	5.548303	7.450518	7.548303
299	5.529205	5.538273	7.529205	7.538273
300	5.520277	5.528323	7.520277	7.528323
301	5.420771	5.518452	7.420771	7.518452
302	5.529896	5.508664	7.529896	7.508664
303	5.460756	5.49896	7.460756	7.49896
304	5.391699	5.489343	7.391699	7.489343
305	5.470842	5.479818	7.470842	7.479818
306	5.46238	5.470382	7.46238	7.470382
307	5.363362	5.461041	7.363362	7.461041
308	5.472972	5.451799	7.472972	7.451799
309	5.404346	5.442652	7.404346	7.442652
310	5.335823	5.433608	7.335823	7.433608
311	5.415488	5.424671	7.415488	7.424671

312	5.407575	5.415835	7.407575	7.415835
313	5.309144	5.407107	7.309144	7.407107
314	5.4193	5.398496	7.4193	7.398496
315	5.351283	5.38999	7.351283	7.38999
316	5.283387	5.381603	7.283387	7.381603
317	5.363641	5.37334	7.363641	7.37334
318	5.356359	5.365189	7.356359	7.365189
319	5.258614	5.35716	7.258614	7.35716
320	5.36938	5.349265	7.36938	7.349265
321	5.302065	5.341485	7.302065	7.341485
322	5.23489	5.333839	7.23489	7.333839
323	5.315803	5.326332	7.315803	7.326332
324	5.309237	5.318948	7.309237	7.318948
325	5.212274	5.311701	7.212274	7.311701
326	5.323713	5.304603	7.323713	7.304603
327	5.257189	5.297634	7.257189	7.297634
328	5.190822	5.290818	7.190822	7.290818
329	5.272461	5.284156	7.272461	7.284156
330	5.266693	5.277634	7.266693	7.277634
331	5.170609	5.271263	7.170609	7.271263
332	5.282799	5.265054	7.282799	7.265054
333	5.217169	5.258981	7.217169	7.258981
334	5.151715	5.253067	7.151715	7.253067
335	5.234169	5.247314	7.234169	7.247314
336	5.229284	5.241702	7.229284	7.241702
337	5.134157	5.236255	7.134157	7.236255
338	5.247139	5.230995	7.247139	7.230995
339	5.182445	5.225902	7.182445	7.225902
340	5.117932	5.221014	7.117932	7.221014
341	5.201219	5.21634	7.201219	7.21634
342	5.197295	5.211859	7.197295	7.211859
343	5.103271	5.207559	7.103271	7.207559
344	5.217232	5.203426	7.217232	7.203426
345	5.153738	5.1994	7.153738	7.1994
346	5.090487	5.19548	7.090487	7.19548
347	5.174902	5.191638	7.174902	7.191638
348	5.172042	5.187861	7.172042	7.187861
349	5.079001	5.184267	7.079001	7.184267
350	5.193587	5.180988	7.193587	7.180988
351	5.130715	5.17811	7.130715	7.17811
352	5.067919	5.17578	7.067919	7.17578
353	5.152718	5.17412	7.152718	7.17412
354	5.150933	5.173158	7.150933	7.173158
355	5.059745	5.172811	7.059745	7.172811
356	5.176679	5.172811	7.176679	7.172811
357	5.117031	5.172811	7.117031	7.172811
358	5.058168	5.172811	7.058168	7.172811
359	5.147073	5.172811	7.147073	7.172811
360	5.14889	5.172811	7.14889	7.172811